SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

Kookmin Bank Interim Financial Statements

On May 14, 2004, Kookmin Bank disclosed its independent auditors’ review report, including interim financial statements and relevant notes for the three-month periods ended and as of March 31, 2004 and 2003, and as of December 31, 2003 as following Exhibit 99.1.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank

(Registrant)

Date: May 17, 2004	By:	/s/ Ki Sup Shin

(Signature)

	Name:	Ki Sup Shin

	Title:	Senior Executive Vice President & Chief Financial Officer

Exhibit 99.1

Kookmin Bank

Non-Consolidated Interim Financial Statements

March 31, 2004 and 2003

Kookmin Bank

Index

March 31, 2004 and 2003, and December 31, 2003

Page(s)
Report of Independent Accountants	1–2

Non-Consolidated Interim Financial Statements

Balance Sheets	3

Statements of Income	4

Statements of Cash Flows	5–6

Notes to Financial Statements	7–54

Report of Independent Accountants

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying non-consolidated balance sheet of Kookmin Bank (“the Bank”) as of March 31, 2004, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these interim financial statements based on our review.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Kookmin Bank as of December 31, 2003 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 3, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

Without qualifying our opinion, we draw your attention to the following matters.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers international Limited, each of which is a separate and independent legal entity.

As discussed in Note 33 to the financial statements, on May 30, 2003, the Bank obtained approval from the Board of Directors to enter into a merger agreement with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary. According to the resolution of the Board of Directors, the Bank merged with the Subsidiary on September 30, 2003. The merger was effected through an exchange of shares with the minority shareholders of the Subsidiary as of July 24, 2003, who received 0.442983 share of the Bank’s common stock for each share of the Subsidiary.

As discussed in Note 20 to the financial statements, in accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares of treasury stock depending on certain market conditions. As of March 31, 2004, the Bank holds 8.92 % of the total common stock issued as treasury stock.

As discussed in Note 16 to the financial statements, the Bank’s total exposure (including loans and securities) to LG Card Co., Ltd., which is under the joint control of financial institutions due to currently experiencing its cash crisis, amounts to (Won)731,318 million as of March 31, 2004. In addition, the Bank holds securities issued by credit card companies and capital companies, which are experiencing liquidity problems, amounting to (Won)382,491 million as of March 31, 2004. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea

April 16, 2004

This report is effective as of April 16, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

Non-Consolidated Balance Sheets

March 31, 2004 and 2003, and December 31, 2003

(Unaudited)

(in millions of Won)	2004		2003
Assets
Cash and due from banks (Note 3)	(Won)	4,913,459	(Won)	6,526,345
Securities (Note 4)		26,820,606		26,908,462
Loans (Notes 5 and 6)		139,559,426		141,143,674
Fixed assets (Note 7)		2,948,580		3,019,556
Other assets (Note 8)		10,104,407		6,484,239

Total assets	(Won)	184,346,478	(Won)	184,082,276

Liabilities and Shareholders’ Equity
Deposits (Note 9)	(Won)	130,637,739	(Won)	132,180,272
Borrowings (Note 10)		13,905,133		10,902,800
Debentures (Note 11)		16,456,920		19,192,581
Other liabilities (Note 13)		14,608,372		13,392,109

Total liabilities		175,608,164		175,667,762

Commitments and contingencies (Notes 14 and 16)

Common stock ((Won)5,000 par value per share, 1 billion shares authorized and 336,379,116 shares outstanding in 2003) (Notes 1 and 17)		1,681,896		1,681,896
Capital surplus (Note 18)		6,230,738		6,230,738
Retained earnings (Note 19)		1,813,056		1,662,119
Capital adjustments (Note 20)		(987,376)		(1,160,239)

Total shareholders’ equity		8,738,314		8,414,514

Total liabilities and shareholders’ equity	(Won)	184,346,478	(Won)	184,082,276

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Income

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

(in millions of Won, except per share amounts)	2004		2003
Interest income
Interest on due from banks	(Won)	1,873	(Won)	3,779
Interest on trading securities		39,651		24,522
Interest on available-for-sale securities		155,424		167,677
Interest on held-to-maturity securities		94,753		188,259
Interest on loans		2,685,105		2,377,701
Other interest income		24,764		22,766

		3,001,570		2,784,704

Interest expenses
Interest on deposits		1,042,593		1,103,487
Interest on borrowings		80,632		108,530
Interest on debentures		265,024		283,251
Other interest expenses		22,490		12,706

		1,410,739		1,507,974

Net interest income		1,590,831		1,276,730
Provision for loan losses (Note 6)		1,100,196		659,066

Net interest income after provision for loan losses		490,635		617,664

Non-interest income
Fees and commission income		547,417		336,866
Dividends on trading securities		2,716		1,587
Dividends on available-for-sale securities		4,070		2,666
Gain on foreign currency transactions		50,205		130,716
Gain on derivative transactions (Note 15)		550,951		637,812
Others (Note 22)		825,870		427,813

		1,981,229		1,537,460

Non-interest expenses
Fees and commission expenses		133,363		49,235
General and administrative expenses (Note 23)		663,077		582,116
Loss on foreign currency transactions		46,090		82,803
Loss on derivative transactions (Note 15)		586,171		616,975
Others (Note 22)		831,703		459,443

		2,260,404		1,790,572

Operating income		211,460		364,552
Non-operating income (expenses), net (Note 24)		17,057		(217,437)

Net income before income tax expense		228,517		147,115
Income tax expense (Note 25)		77,259		73,182

Net income	(Won)	151,258	(Won)	73,933

Basic earnings per share (In Won) (Note 26)	(Won)	494	(Won)	227

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

(in millions of Won)	2004		2003
Cash flows from operating activities
Net income	(Won)	151,258	(Won)	73,933

Adjustments to reconcile net income to net cash provided by operating activities
Realized gain on trading securities, net		(18,872)		(14,095)
Unrealized gain on trading securities, net		(48,567)		(30,608)
Gain on foreign currency transactions, net		(4,115)		(47,913)
Provision for loan losses		1,100,196		659,066
Reversal of losses from guarantees and acceptances		—		(204)
Loss (gain) on derivative transactions, net		35,220		(20,837)
(Gain) loss on valuation of derivatives, net		(51,399)		26,111
Loss on fair value hedged items		9,699		1,405
Retirement benefits		29,317		23,950
Stock compensation expense		1,772		—
Depreciation and amortization		97,213		101,470
(Gain) loss on disposal of fixed assets, net		(273)		1,365
Realized gain on available-for-sale securities, net		(52,582)		(45,163)
Impairment loss on available-for-sale securities, net		10,415		(8,960)
Realized gain on held-to-maturity securities		(1,476)		(793)
Unrealized (gain) loss on investment in associates, net		(11,514)		257,652
(Gain) loss on sale of loans, net		(230)		1,213
Provision for guarantee allowance		216		—
Provision for other allowances		43,298		—
Others, net		(4,771)		(6,319)
Changes in assets and liabilities resulting from operations
Accrued income		43,050		85,885
Prepaid expenses		202,576		(32,372)
Deferred tax assets		78,953		(171,788)
Other assets		1,305		3,419
Accrued expenses		(124,208)		19,969
Unearned income		3,807		(933)
Withholding taxes		(26,763)		2,978
Other liabilities		(54,431)		343,305
Payment of retirement benefits		(26,143)		(3,271)
Retirement pension funds		13,833		—
Account for agency business		(58,462)		(194,235)

Net cash provided by operating activities		1,338,322		1,024,230

Kookmin Bank

Non-Consolidated Statements of Cash Flows

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

(in millions of Won)	2004		2003
Cash flows from investing activities
Decrease (increase) in due from banks	(Won)	1,301,315	(Won)	(1,674,432)
(Increase) decrease in trading securities		(1,238,302)		303,703
Decrease (increase) in available-for-sale securities		1,118,572		(3,985,260)
Decrease in held-to-maturity securities		488,754		1,029,563
Acquisition of investment in associates		(353)		—
Decrease (increase) in loans granted, net		272,763		(3,407,290)
Proceeds from disposal of fixed assets		2,663		6,984
Acquisition of fixed assets		(28,513)		(58,600)
Acquisition of intangible assets		(231)		(270)
Proceeds from disposal of foreclosed assets		31		30
Decrease (increase) in guarantee deposits		35,276		(7,057)
Decrease (increase) in other accounts receivable		(3,490,074)		50,109
Increase in payments in advance		(605)		(14,399)
Decrease in derivative assets, net		(33,327)		84,602
(Increase) decrease in collection of domestic exchange receivables		(156,337)		436,152
Collection of loans to trust accounts		—		6,878

Net cash used in investing activities		(1,728,368)		(7,229,287)

Cash flows from financing activities
(Decrease) increase in deposits, net		(1,542,531)		1,310,908
Increase in borrowings, net		3,002,333		3,053,220
(Decrease) increase in debentures, net		(2,735,661)		1,530,799
(Decrease) increase in borrowings from trust accounts		(2,470,575)		541,626
Decrease in dividend payable		—		(324,842)
Increase (decrease) in other accounts payable		3,200,180		(166,021)
Increase in advances received from customers		80,672		686,045
Decrease in guarantee deposits received		(12,644)		(9,390)
Decrease in domestic exchange payables		(234,321)		(431,057)
Increase in liabilities incurred by agency relationships		787,706		837,206
Stock options exercised		—		15
Sale of treasury stock		793		—

Net cash provided by financing activities		75,952		7,028,509

Net (decrease) increase in cash and cash equivalents		(314,094)		823,452
Cash and due from banks, beginning of year		3,771,757		3,100,581

Cash and due from banks, end of year (Note 34)	(Won)	3,457,663	(Won)	3,924,033

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

1. The Bank

Kookmin Bank (“the Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank (“KLB”) on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank as of June 29, 1998. Also, the Bank completed the legal consolidation with H&CB as of October 31, 2001 (Note 32) and merged with Kookmin Credit Card Co., Ltd. (the “Subsidiary”), its majority-owned subsidiary, on September 30, 2003 (Note 33).

The Bank had its shares listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. As of March 31, 2004, the Bank’s paid-in capital amounts to (Won)1,681,896 million and 36,240,979 shares of the Bank are listed on the New York Stock Exchange as American Depositary Shares (“ADSs”).

The Bank engages in the banking and trust businesses according to the provisions of the General Banking Act and the Trust Business Act, and operates through 1,132 domestic branches and offices (excluding ATMs) and three overseas branches as of March 31, 2004.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards

The Bank has adopted Statements of Korean Financial Accounting Standards (“SKFAS”) No. 1 to No. 13 (SKFAS No. 10 to No. 13 has been applied from January 1, 2004) in the preparation of its financial statements. Except for the adoption of these SKFAS, the same accounting policies are applied for the financial statements as of and for the three-month period ended March 31, 2004 and as of and for the year ended December 31, 2003.

Accounting Estimates

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans and debt securities, other than those collateralized with security deposits or guaranteed by financial institutions, is recognized on a cash basis. As of March 31, 2004, the Bank has non-accrual loans and securities of (Won)12,168,587 million and (Won)481,883 million, respectively, with related foregone interest of (Won)677,035 million and (Won)146,107 million, respectively.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, and which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity, and which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Securities are recognized initially at their fair value plus transaction costs that are directly attributable to the acquisition and the Bank uses the moving average method and specific identification method for determining the carrying value of equity securities and debt securities, respectively.

Trading and available-for-sale debt securities are carried at fair value using the average of quoted prices provided by bond pricing service institutions. Held-to-maturity debt securities are carried at amortized cost.

Marketable equity securities are carried at market prices and beneficiary certificates are carried at quoted prices provided by the beneficiary certificate dealers. However, non-marketable equity securities are carried at fair value only if the fair value is reasonably measurable and if otherwise, are carried at cost.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as capital adjustments. Premiums and discounts on debt securities are amortized over the maturity period of the debt securities using the effective interest method. Impairment losses are recognized in current operations when there is evidence of impairment and recoverable amounts of available-for-sale securities or held-to-maturity securities are less than the acquisition cost of equity securities or the amortized cost of debt securities. Unrealized holding gains or losses on available-for-sale or held-to-maturity securities that had not been recognized through income are realized when the related securities are disposed of.

Investments in Associates

Investments in associates, over which the Bank exercises significant control or influence, are accounted for under the equity method. Under the equity method, the Bank records changes in its proportionate ownership of the associate in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investment in associate.

The Bank discontinues the equity method of accounting for investments in associates when the Bank’s share of accumulated losses of the associates equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the associate equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of the associate are amortized or accreted using an appropriate method and the resulting amortization is charged to current operations.

Gains and losses recorded by the Bank from inter-company transactions with associates are fully eliminated. Gains and losses recorded by the associates from these transactions are proportionately eliminated, based on the Bank’s percentage of ownership.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs, and the deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Allowances for Loan Losses

The Bank applies its internal credit rating system, the Forward Looking Criteria (“FLC”), to corporate loans in order to classify the borrowers and to determine the allowances for loan losses. According to the credit rating criteria, the allowance is determined according to the credit risk of corporate borrowers, which is evaluated based on financial and non-financial risks. The credit rating criteria is divided into 12 categories (AAA, AA, A, BBB, BB, BB-, B, B-, CCC, CC, C, D) with additional consideration of the loan type, collateral and/or guarantees.

Allowances are determined by applying at minimum the following rates to the outstanding balances under each credit risk classification:

Credit Risk Classification	Credit Ratings	Allowance Rates
Normal	AAA~B	0.50%
Precautionary	B-~CCC	2.00%
Sub-standard	CC	20.00%
Doubtful	C	50.00%
Estimated loss	D	100.00%

However, the Bank does not apply the FLC to small-sized corporate loans, consumer loans, and credit card loans. Alternatively, the bank classifies such loans by considering the current financial status of borrowers including delinquencies, bankruptcies and collateral value. The rates used for determining the allowances for losses from corporate loans, consumer loans and credit card loans are as follows:

	Allowance Rates
Credit Risk Classification	Small-sized corporate	Consumer	Credit Card
Normal	0.50%	0.75%	1.00%
Precautionary	2.00%	8.00%	12.00%
Sub-standard	20.00%	20.00%	20.00%
Doubtful	50.00%	55.00%	60.00%
Estimated loss	100.00%	100.00%	100.00%

The Bank applies the credit risk classification used for loans to outstanding guarantees and acceptances, and provides allowances for losses of 20%, 50 % and 100 % of the outstanding guarantees and acceptances classified as sub-standard, doubtful, and estimated loss, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Troubled Debt Structuring

Troubled debt structuring loans, which are modified as to outstanding principal, interest rate, and/or maturity under programs such as workout, court receivership, court mediation, or debt restructuring agreements of parties concerned, are carried at present value if the difference between the nominal value and the present value of the restructured loan is significant. The present value discounts are recorded by reclassifying allowances for loan losses, or by recording a provision for loan losses in the current period if additional allowances need to be provided for. The present value discounts are recorded in allowances for loan losses, which is shown as a deduction from the loan nominal value. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income. Allowances for loan losses on the structured loans are provided for based on the loan balances, net of present value discounts.

Before the adoption of SKFAS No. 13, Troubled Debt Structuring, the difference between the nominal value and the present value of loan under troubled debt structuring agreements was recorded as present value discounts and was presented separately as a deduction from the loan nominal value. However, in accordance with the bank’s adoption of SKFAS No. 13, unamortized present value discounts as of the beginning of the current period are reclassified to allowances for loan losses.

Fixed Assets and Related Depreciation

Tangible assets are recorded at cost, except for upward revaluation of certain assets in accordance with the Korean Asset Revaluation Law. Depreciation is calculated based on the estimated average useful lives of the assets and the accumulated depreciation is presented as a contra account of tangible assets in the financial statements. In addition, impairment loss is recognized based on the difference between the recoverable amount and the book value and the accumulated impairment loss is presented as a contra account of tangible assets in the financial statements.

The estimated useful lives and depreciation methods of the tangible assets are as follows:

Tangible Assets	Depreciation Method	Estimated Useful Life
Buildings and structures	Straight-line method	40 years
Leasehold improvements	Declining balance method	4-5 years
Equipment and vehicles	Declining balance method	4-5 years

Expenditures that enhance the value or extend the useful life of the related assets are capitalized as additions to tangible assets. Routine maintenance and repairs are recognized as expenses when incurred.

Foreclosed assets acquired through, or in lieu of, loan redemption are stated at cost and are not depreciated. A valuation allowance is recorded when the latest bidding price at a public auction is below the book value, and is presented as a contra account of foreclosed assets in the financial statements.

Intangible assets are amortized based on the following estimated average useful lives and are presented in the financial statements net of accumulated amortization:

Intangible assets	Amortization Method	Estimated Useful Life
Goodwill	Straight-line method	9 years
Development costs	Straight-line method	5 years
Trademarks	Straight-line method	1-10 years
Others	Straight-line method	5-30 years

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The Bank estimated the useful life of endowment assets that are beneficial upon usage, classified under other intangible assets, to be 30 years based on the term of the contract. The Bank recorded goodwill as a result of the merger with H&CB for the cost of the merger exceeding the fair value of the net assets acquired.

Development costs directly related to new technology or new products (including costs related to software development) are capitalized as intangible assets to the extent that the estimated future benefits are probable.

The Bank adjusts the book value of a fixed asset to its recoverable amount and recognizes the difference as an impairment loss when the recoverable amount is significantly below the book value due to obsolescence or decline in market value. The subsequent increase in recoverable amount in excess of the impaired book value is recognized, to the extent of the original book value before impairment, as a reversal of fixed asset impairment losses.

Stock Issuance Costs and Debenture Issuance Costs

Stock issuance costs are deducted from paid-in capital in excess of par value. Debenture issuance costs are recorded as discounts on debentures and amortized over the maturity period of the debentures using the effective interest method.

Accrued Retirement Benefits

Employees and directors with more than one year of service and temporary employees with at least a one-year contract, as of December 31, 2003, are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination.

Additionally, the Bank records the contributions to pension funds, which grant the payment rights to its employees, as contra accounts of accrued retirement benefits.

Deferred Income Taxes

The Bank records the future tax effects of temporary differences between the financial and tax bases of assets and liabilities as deferred income tax assets or liabilities. The tax effects of temporary differences arising from the cumulative effects of accounting changes are adjusted in retained earnings.

Bonds under Repurchase/Resale Agreements

Securities bought under resale agreements are recorded in loans as bonds purchased under resale agreements. Securities sold under repurchase agreements are recorded in borrowings as bonds sold under repurchase agreements. Interest from bonds purchased under resale agreements and bonds sold under repurchase agreements are recognized as interest income on loans and interest expense on borrowings, respectively.

Derivative Instruments

Derivative instruments for trading or hedging purpose are recorded at fair value and resulting unrealized gains and losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in current operations.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Cash flow hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of the gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recognized in current operations. The effective portion of the gain or loss recorded as a capital adjustment is reclassified to current operations in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss recognized as a capital adjustment is added to or deducted from the asset or the liability.

Stock Options

Compensation costs for stock options granted to employees and executives are recognized using the fair value method. Under the fair value method, compensation costs for stock option plans are determined using an option-pricing model and are recognized over the vesting period (Note 21).

National Housing Fund

The Bank, as designated by the Korean Government under the Housing Construction Promotion Law, manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate, to the NHF.

Gains and Losses on Trust Management

The Bank’s trust accounts (“the Trust Accounts”) recognize as an expense the trust commissions paid to the banking accounts, which is equivalent to the total trust revenue less total trust expenses and trustee benefits (including the guaranteed principal and minimum rate of return). The Bank recognizes these trust commissions as a gain on trust management in other operating income. The trust fees on money trusts consist of base fees of 0.5 ~ 2.0% (depending on trust fund types) and special fees applied to the invested capital.

Under the Trust Business Act, reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts. There were no compensations paid for the three-month period ended March 31, 2004.

Foreign Currency Translation

All assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect as of the balance sheet dates (March 31, 2004 (Won)1,153.6:US$1, December 31, 2003: (Won)1,197.8:US$1), and resulting translation gains and losses are recognized in the current period.

Accounting records of the overseas branches are maintained in the foreign currency prevailing in their respective countries. For the purpose of presentation in the accompanying financial statements, the financial statements of the branches have been translated into Korean Won, using exchange rates published by Seoul Money Brokerage Services, Ltd. as of the balance sheet dates.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Restatement of Prior Year Financial Statements

During the current period, the Bank reclassified the subordinated retained interests earned from securitization transactions from available-for-sale securities to loans. Such reclassification has no effect on prior years’ net income nor the prior years’ net assets. The prior period financial statements presented herein for comparative purposes were also reclassified to conform to the current period financial statement presentation.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

3. Cash and Due from Banks

Cash and due from banks as of March 31, 2004 and December 31, 2003 are summarized as follows:

(in millions of Won)		2004		2003
Cash on hand
Cash in Won		(Won)	2,565,004	(Won)	2,945,921
Cash in foreign currencies			225,578		228,153

			2,790,582		3,174,074

Due from banks in Won
Bank of Korea	Reserve deposits in the Bank of Korea		1,283,884		2,612,248

Other banks	Time deposits		810		810
	Passbook deposits		13,585		8,185

			14,395		8,995

Other financial institutions	Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000		140,000

Others	Futures margin accounts		5,725		1,560
	Market participation margin		463		454
	KOSPI futures margin accounts		—		200

			6,188		2,214

			1,444,467		2,763,457
	Present value discounts1*		(10,287)		(12,810)

			1,434,180		2,750,647

Due from banks in foreign currencies
Bank of Korea	Demand deposits		35,619		12,415

Other banks	Demand deposits		52,910		71,879

Others	Other deposits		4,334		3,354

Off-shore	Demand deposits		595,834		513,976

			688,697		601,624

		(Won)	4,913,459	(Won)	6,526,345

1*	Present value discounts are related to the (Won)140,000 million of time deposits (1% interest, five-year maturity at the point of deposit, uncallable for five years) placed with Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.).

The maturities of the due from banks as of March 31, 2004 are as follows:

(in millions of Won)	Due from Banks in Won		Due from Banks in Foreign Currencies		Total
Due in 3 months or less	(Won)	1,304,313	(Won)	583,720	(Won)	1,888,033
Due after 3 months through 6 months		154		104,977		105,131
Due after 6 months through 1 year		72,500		—		72,500
Due after 1 year through 2 years		67,500		—		67,500

	(Won)	1,444,467	(Won)	688,697	(Won)	2,133,164

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Included in cash and due from banks as of March 31, 2004 are the following restricted deposits:

(in millions of Won)	Amount		Restrictions
Reserve deposits in the Bank of Korea	(Won)	1,283,884	General Banking Act
Deposits at Hansol Mutual Savings & Finance Co., Ltd.		140,000	Withdrawal at maturity
Due from banks in foreign currency		35,619	General Banking Act
Other deposits		6,580	Futures guarantee deposits

		1,466,083
Present value discounts		(10,287)

	(Won)	1,455,796

4. Securities

Securities as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	2004		2003
Trading	(Won)	5,788,688	(Won)	4,482,948
Available-for-sale		14,963,808		15,894,974
Held-to-maturity		5,492,064		5,979,341
Investment in associates		576,046		551,199

	(Won)	26,820,606	(Won)	26,908,462

Trading, available-for-sale, and held-to-maturity securities as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	Unrealized				Book Value
	Gain		Loss		2004		2003
Trading
Equity securities	(Won)	10,460	(Won)	3,082	(Won)	244,004	(Won)	113,171
Beneficiary certificates2*		25,474		30		1,678,129		1,686,754
Government and municipal bonds		5,494		765		1,378,191		1,076,427
Corporate bonds		10,502		111		2,282,828		1,365,060
Asset-backed securities		625		—		205,536		241,536

	(Won)	52,555	(Won)	3,988	(Won)	5,788,688	(Won)	4,482,948

(in millions of Won)	Impairment				Capital Adjustments				Book Value
	Reversal		Loss		Gain		Loss		2004		20031*
Available-for-Sale
Equity securities	(Won)	—	(Won)	8,416	(Won)	168,126	(Won)	15,270	(Won)	593,758	(Won)	439, 791
Investment in funds		—		—		3,007		—		4,519		30,872
Beneficiary certificates2*		—		—		87,746		—		4,731,863		4,375,817
Government and municipal bonds		—		—		7,034		8,707		1,228,632		2,322,889
Foreign government bonds		—		—		2,540		—		27,227		28,153
Corporate bonds		—		1,999		64,286		3,668		7,907,644		8,228,640
Asset-backed securities		—		—		1,720		—		470,019		468,669
Other debt securities		—		—		—		—		146		143

	(Won)	—	(Won)	10,415	(Won)	334,459	(Won)	27,645	(Won)	14,963,808	(Won)	15,894,974

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

(in millions of Won)	Impairment				Unrealized Holding				Book Value
	Reversal of		Loss		Gain		Loss		2004		2003
Held-to-Maturity
Government and municipal bonds	(Won)	—	(Won)	—	(Won)	98,234	(Won)	2,297	(Won)	2,412,337	(Won)	2,489,998
Corporate bonds		—		—		78,687		283		2,816,016		3,163,020
Asset-backed securities		—		—		3,463		—		263,711		326,323

	(Won)	—	(Won)	—	(Won)	180,384	(Won)	2,580	(Won)	5,492,064	(Won)	5,979,341

1*	Subordinated retained interest received from securitization transaction amounting to (Won)1,193,383 million has been reclassified from beneficiary certificates in securities to credit card receivables in loans. (Note 2)
2*	The Bank classified wholly owned beneficiary certificates based on the Bank’s intention for acquiring the certificates and recorded the fair value using the net assets of the funds. The fund assets are composed of deposits, call loan and securities and the fund operating income are composed of interest income, gain/loss on valuation of investments, and gain/loss on disposal of investments.

As of March 31, 2004 and December 31, 2003, investments in associates are as follows:

(in millions of Won)	Owner- ship (%)	Acquisition Cost		Beginning Balance1*		Equity Method2*						Book Value
						N/I		R/E		C/A		2004		2003
Domestic Associates
KB Investment Co., Ltd.	99.89	(Won)	155,311	(Won)	77,273	(Won)	205	(Won)	—	(Won)	1,174	(Won)	78,652	(Won)	77,273
KB Data Systems Co., Ltd.4*	99.98		7,998		14,647		31		—		—		14,678		14,647
KB Futures Co., Ltd.5*	99.98		19,996		25,521		293		—		—		25,814		25,521
KLB Securities	36.41		10,316		—		—		—		—		—		—
KB Asset Management6*	80.00		39,015		45,051		1,045		—		—		46,096		45,051
Jooeun Industrial	99.99		23,994		—		—		—		—		—		—
KB Real Estate Trust	99.99		76,103		98,129		1,086		(336)		336		99,215		98,129
KB Credit Information	66.34		8,444		11,863		357		—		—		12,220		11,863
ING Life Korea	20.00		21,769		43,845		7,192		—		14		51,051		43,845
Korea Mortgage	26.67		30,629		35,788		393		—		—		36,181		35,788
KICO No. 2 Venture Investment Partnership3*	55.56		—		—		204		—		—		204		—
KICO No. 3 Venture Investment Partnership3*	69.23		—		—		143		—		—		143		—
Pacific IT Investment Partnership3*	50.00		7,000		7,000		(145)		—		—		6,855		—
NPC02-4 Kookmin Venture Fund3*	33.33		10,000		10,000		208		—		—		10,208		—

			410,575		369,117		11,012		(336)		1,524		381,317		352,117

Foreign Associates
KB Int’l Ltd. (London)	100.00		42,135		56,156		(881)		—		—		55,275		56,755
KB Luxembourg S.A	100.00		24,584		5,562		(540)		—		—		5,022		5,950
Kookmin Singapore Ltd.	100.00		13,737		2,003		—		—		—		2,003		2,080
Kookmin Finance Asia Ltd. (HK)	100.00		8,075		275		1		—		—		276		286
Kookmin Bank HK Ltd.7*	100.00		23,072		60,402		1,923		—		—		62,325		62,716
Sorak Financial Holdings	25.00		69,829		69,829		(1)		—		—		69,828		71,295

			181,432		194,227		502		—		—		194,729		199,082

		(Won)	592,007	(Won)	563,344	(Won)	11,514	(Won)	(336)	(Won)	1,524	(Won)	576,046	(Won)	551,199

1*	The beginning balance is the prior year’s book value adjusted by dividends, changes in foreign exchange rates, and acquisition during current year.
2*	The investments in associates are accounted for under the equity method and changes in the net assets of the associates are recognized in net income (N/I), retained earnings (R/E), and/or in capital adjustment (C/A) depending on the nature of the changes in net assets.
3*	Investment in funds which had been classified as available-for-sale for the prior years are reclassified as investment in associates as of January 1, 2004.
4*	Kookmin Data Systems Corp. will change its name to KB Data Systems Co., Ltd., on April 30, 2004.
5*	Kookmin Futures Co., Ltd. will change its name to KB Futures Co., Ltd., on April 30, 2004.
6*	KB Investment Trust Management will change its name to KB Asset Management, on April 29, 2004.
7*	Kookmin Finance HK Ltd. changed its name to Kookmin Bank HK Ltd., effective as of January 1, 2004.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., KICO No. 2 Venture Investment Partnership, KICO No.3 Venture Investment Partnership, Kookmin Singapore (Merchant Bank), Ltd. and Kookmin Finance Asia, Ltd. (HK), KB Luxembourg S.A are in the process of liquidation. Consequently, accounting under the equity method is no longer applied to investments in KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficits resulting to a decrease of the investment value below zero. Accordingly, the total accumulative estimated loss that has not been recognized by the Bank arising from the securities amounts to (Won) 47,037 million.

The Bank applies the equity method accounting to a subsidiary based on its adjusted financial statements that are, in turn, based on most recent available audited or reviewed financial statements adjusted for changes in net assets using the unaudited financial statements as of March 31, 2004. In the case of ING Life Korea Co., Ltd., adjustment for income tax expenses of (Won)15,194 million has been additionally made to the adjusted financial statements.

The maturities of the available-for-sale and held-to-maturity debt securities as of March 31, 2004 are summarized as follows:

(in millions of Won)	Available-for-sale				Held-to-maturity
	Book Value		Fair value		Book Value		Fair value
Maturities
Due in 1 year or less	(Won)	8,706,354	(Won)	8,706,354	(Won)	1,744,426	(Won)	1,765,339
Due after 1 year through 5 years		5,254,914		5,254,914		3,495,768		3,634,323
Due after 5 years through 10 years		389,866		389,866		251,870		270,204
Thereafter		14,397		14,397		—		—

	(Won)	14,365,531	(Won)	14,365,531	(Won)	5,492,064	(Won)	5,669,866

Investment securities risk concentrations as of March 31, 2004 are as follows:

(in millions of Won)
	Book Value		Ratio(%)
By Country
Korea	(Won)	26,522,952	98.89
Singapore		77,546	0.29
USA		69,970	0.26
Germany		28,845	0.11
Philippines		27,684	0.10
Others		93,609	0.35

	(Won)	26,820,606	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

(in millions of Won)	Book Value		Ratio(%)
By Type
Fixed rate bonds	(Won)	15,654,133	58.37
Floating rate bonds		2,254,200	8.40
Subordinated bonds		754,175	2.81
Convertible bonds		325,133	1.21
Beneficiary certificates		6,409,992	23.90
Equity securities		1,396,398	5.21
Others		26,575	0.10

	(Won)	26,820,606	100.00

(in millions of Won)	Book Value		Ratio(%)
By Industry
Government and municipalities	(Won)	8,585,047	32.01
Financial institutions		16,839,343	62.79
Manufacturing industries		571,818	2.13
Others		824,398	3.07

	(Won)	26,820,606	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Available-for-sale equity securities of which the fair value cannot be reasonably measured as of March 31, 2004 are as follows:

(in millions of Won)	Acquisition Cost		Net Asset Value1*		Book Value
Daewoo Electronics Co., Ltd.	(Won)	23,800	(Won)	—	(Won)	—
Asia Credit		11,536		11,771		7,718
Mastercard, Inc. Korea		10,646		5,961		10,646
Daehan Investment Trust Securities Co., Ltd.		10,000		—		—
Korea Asset Management Corp.		7,827		12,783		7,827
Samsung Life Insurance Co., Ltd.		7,479		10,119		7,479
Korea Highway Corp.		6,248		6,572		6,248
Baring Communications Equity		5,382		2,163		2,163
KOHAP Corporation		3,440		—		—
Pan Asia Paper		3,420		1,788		1,788
Asia Finance and Investment Corp.		2,884		1,172		1,092
Seoul Smart Card		2,505		1,025		2,505
Nanjing Kumho Tire Co., Ltd		2,454		3,491		2,454
Korea Aerospace Industries		2,179		1,446		1,426
Kyobo Investment Trust Management Co., Ltd.		2,100		3,417		2,100
Integra Telecom Co., Ltd.		2,000		—		—
KOCES Co., Ltd		1,402		736		631
Harex Info Tech Inc.		1,365		64		64
Korea Money Broker Corp.		1,291		2,514		1,291
A-Cash Inc.		1,275		139		139
MYbi Co., Ltd.		1,200		192		192
Tianjin Samsung Opto Electronics		1,127		1,433		1,127
Mondex Korea		1,250		—		—
Digital World Corp.		1,080		147		114
Bo Go Corp.		1,026		—		—
Linux One Inc.		1,000		155		155
Others		27,468		45,449		18,183

	(Won)	143,384	(Won)	112,537	(Won)	75,342

1*	Net asset values are calculated using the unaudited financial statements of the investees as of March 31, 2004 when available, otherwise, the most recent financial information is used.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, the following investment securities are pledged at various institutions:

Restrictions				Restricted securities
Related Transactions	Placed with	Amount		Book Value		Pledge Value
Bonds sold under REPO agreements	Customers	(Won)	3,737,933	(Won)	6,069,598	(Won)	4,104,190
Leased securities	KCFC				10,193		730
Borrowings from the Bank of Korea	Bank of Korea		962,407		2,136,821		1,170,000
Bank of Korea settlements	Bank of Korea		(balance limits)		254,705		170,200
Derivative transactions	Samsung Futures, others		(balance limits)		487,853		144,500
ADB collateral	KDB				3,095		1,900

				(Won)	8,962,265	(Won)	5,591,520

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

5. Loans

Loans as of March 31, 2004 and December 31, 2003 are summarized as follows:

(in millions of Won)		2004		2003
Loans in Won
Corporate loans	Operation loans
	General operation loans	(Won)	29,526,162	(Won)	28,884,554
	Notes discounted		1,281,718		1,415,445
	Overdraft accounts		636,372		447,992
	Trading notes		840,637		809,921
	Other operation loans		3,894,315		3,793,594

			36,179,204		35,351,506

	Facility loans
	General facility loans		5,570,774		5,413,333
	Other facility loans		1,215,751		1,218,370

			6,786,525		6,631,703

			42,965,729		41,983,209

Consumer loans	General consumer loans		42,512,409		41,951,219
	Consumer housing loans		39,314,843		38,199,290
	Remunerations on mutual installment savings		307,376		297,868
	Other consumer loans		640,883		635,218

			82,775,511		81,083,595

Public loans	Public operation loans		516,957		526,227
	Public facility loans		42,049		42,473

			559,006		568,700

Other loans	Property formation loans		54,503		62,963
	Inter-bank loans		11,036		12,815
	Others		3,654		3,962

			69,193		79,740

			126,369,439		123,715,244

Loans in foreign currencies	Domestic funding loans		1,134,551		1,165,988
	Overseas funding loans		692,850		887,018
	Inter-bank loans		716,204		767,884
	Domestic usance bills		1,230,733		1,197,563
	Government funding loans		975		1,477

			3,775,313		4,019,930

Call loans	In Won		1,055,000		1,640,000
	In foreign currencies		41,976		5,351
	Inter-bank reconciliation funds		—		—

			1,096,976		1,645,351

Privately placed debentures			1,288,148		1,787,131

Other loans			11,227,251		13,872,793

Allowances for loan losses (Note 6)			(4,214,258)		(3,905,342)

Net deferred loan origination fees and costs			16,557		8,567

		(Won)	139,559,426	(Won)	141,143,674

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, restructured debts due to workout plans or other similar restructuring programs are as follows:

(in millions of Won)	Workout		Court Receivership		Court Mediation		Others1*		Total
Period (years)		1~9		5~9		4~9		2~8
Adjusted interest rate (%)		6.14~17.00		10.50~12.12		6.10~15.41		9.50~14.33
Balances Before Restructuring	(Won)	103,448	(Won)	11,414	(Won)	36,096	(Won)	332,104	(Won)	483,062
Loans swapped to equity		—		—		—		145,950		145,950
Swapped equity securities		—		—		—		—		—
Swapped convertible debt securities		—		—		—		—		—
Debts to be restructured		103,448		11,414		36,096		186,154		337,112
Balances after restructuring		98,588		8,033		33,899		176,988		317,508
Allowances for loan losses (present value discounts)		4,860		3,381		2,197		9,166		19,604

1*	Loans swapped to equities of LG Card Co., Ltd. amounting to (Won) 145,950 million are included. However, the second portion to be swapped to equity amounting to (Won) 362,250 which is scheduled on July 2004 are not included in the above.

The loans, or portions thereof, that are approved for debt restructuring by issuance or grant of equity are separately classified as loans due for equity conversion as of the agreement date. The loans due for equity conversion are stated at the lower of nominal amount or the fair value of the to-be-converted equity interest. The difference between the nominal amount and the fair value of the equity interest is adjusted in the related allowance for loan losses.

The movements in allowance for loan losses from present value discounts and deferred loan incidental income for the three month period ended March 31, 2004 are as follows :

(in millions of Won)	Beginning Balance		Increase		Decrease		Ending Balance
Allowance for loan losses (present value discounts)	(Won)	22,780	(Won)	6	(Won)	3,182	(Won)	19,604
Deferred loan incidental income		8,567		8,641		651		16,557

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The maturities of loans as of March 31, 2004 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Bills Bought		Credit Card		Call Loans		Privately placed Debentures		Others		Total
Due in 3 months or less	(Won)	19,373,344	(Won)	886,181	(Won)	629,224	(Won)	6,566,125	(Won)	1,096,976	(Won)	241,343	(Won)	123,084	(Won)	28,916,277
Due after 3 months through 6 months		13,166,624		940,894		45,739		979,167		—		142,061		632		15,275,117
Due after 6 months through 1 year		35,371,531		549,771		9,385		1,162,536		—		260,253		211		37,353,687
Due after 1 year through 2 years		25,274,163		199,459		6,812		721,016		—		581,841		4,423		26,787,714
Due after 2 years through 3 years		17,362,259		329,061		5,963		364,931		—		61,900		—		18,124,114
Due after 3 years through 4 years		2,830,081		113,446		—		298,104		—		750		—		3,242,381
Due after 4 years through 5 years		2,562,915		81,524		—		282,468		—		—		—		2,926,907
Thereafter		10,428,522		674,977		—		27,431		—		—		—		11,130,930

	(Won)	126,369,439	(Won)	3,775,313	(Won)	697,123	(Won)	10,401,778	(Won)	1,096,976	(Won)	1,288,148	(Won)	128,350	(Won)	143,757,127

Loan risk concentrations by country as of March 31, 2004 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Korea	(Won)	126,369,439	(Won)	2,719,578	(Won)	13,589,609	(Won)	142,678,626	99.25
Southeast Asia		—		829,453		178		829,631	0.58
Central and South America		—		169,961		4,339		174,300	0.12
China		—		26,577		1		26,578	0.02
Japan		—		29,618		5		29,623	0.02
Others		—		126		18,243		18,369	0.01

	(Won)	126,369,439	(Won)	3,775,313	(Won)	13,612,375	(Won)	143,757,127	100.00

Loan risk concentrations by industry as of March 31, 2004 are as follows:

(in millions of Won)	Loans in Won		Loans in Foreign Currencies		Others		Total		Percentage(%)
Industrial loans
Financial institutions	(Won)	1,070,738	(Won)	763,890	(Won)	1,545,743	(Won)	3,380,371	2.35
Manufacturing companies		14,370,331		1,255,371		1,082,186		16,707,888	11.62
Service companies		23,158,700		889,458		510,766		24,558,924	17.09
Others		4,871,492		357,387		1,357,571		6,586,450	4.58

		43,471,261		3,266,106		4,496,266		51,233,633	35.64

Household loans		82,833,669		489,947		9,113,613		92,437,229	64.30

Public and other loans		64,509		19,260		2,496		86,265	0.06

	(Won)	126,369,439	(Won)	3,775,313	(Won)	13,612,375	(Won)	143,757,127	100.00

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, the credit card accounts amounting to (Won)1,223,638 million are provided as collateral for asset-backed securities transactions.

6. Allowances for Loan Losses

As of March 31, 2004, allowances for loan losses are as follows:

(in millions of Won)	2004
Loans in Won	(Won)	2,808,671
Loans in foreign currencies		58,689
Bills bought in Won and foreign currencies		80,168
Payments on guarantees		40,386
Factoring receivable		7,663
Credit card accounts		1,174,798
Privately placed debentures		20,996
Suspense receivables		16,822
Others		6,065

	(Won)	4,214,258

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, allowances for loan losses by credit risk classification are as follows:

(in millions of Won)		Normal		Pre-cautionary		Substandard		Doubtful		Estimated Loss		Total
Loans in Won	Balance	(Won)	116,250,388	(Won)	5,947,242	(Won)	2,531,040	(Won)	1,285,315	(Won)	355,454	(Won)	126,369,439
	Allowances		784,478		426,338		549,107		693,294		355,454		2,808,671

	Ratio (%)		0.67		7.17		21.69		53.94		100.00		2.22

Loans in foreign currencies	Balance		3,481,783		236,522		34,045		22,144		819		3,775,313
	Allowances		14,802		17,156		13,647		12,265		819		58,689

	Ratio (%)		0.43		7.25		40.09		55.39		100.00		1.55

Bills bought	Balance		519,279		164,828		5,313		2,888		4,815		697,123
	Allowances		2,596		70,193		1,120		1,444		4,815		80,168

	Ratio (%)		0.50		42.59		21.08		50.00		100.00		11.50

Payments on guarantees	Balance		24,147		5,162		17,804		15,150		28,565		90,828
	Allowances		121		564		3,561		7,575		28,565		40,386

	Ratio (%)		0.50		10.93		20.00		50.00		100.00		44.46

Credit card accounts	Balance		7,571,949		1,374,520		240		1,368,851		86,218		10,401,778
	Allowances		75,719		164,942		48		847,871		86,218		1,174,798

	Ratio (%)		1.00		12.00		20.00		61.94		100.00		11.29

Call loans	Balance		1,096,976		—		—		—		—		1,096,976
	Allowances		—		—		—		—		—		—

	Ratio (%)		0.00		0.00		0.00		0.00		0.00		0.00

Privately placed debentures	Balance		1,183,974		93,185		4,010		6,511		468		1,288,148
	Allowances		5,920		9,986		1,355		3,267		468		20,996

	Ratio (%)		0.50		10.72		33.79		50.18		100.00		1.63

Factoring receivables	Balance		30,802		—		—		238		6,482		37,522
	Allowances		1,062		—		—		119		6,482		7,663

	Ratio (%)		3.45		0.00		0.00		50.00		100.00		20.42

Total	Balance	(Won)	130,159,298	(Won)	7,821,459	(Won)	2,592,452	(Won)	2,701,097	(Won)	482,821	(Won)	143,757,127
	Allowances1*		884,698		689,179		568,838		1,565,835		482,821		4,191,371

	Ratio (%)		0.68		8.81		21.94		57.97		100.00		2.92

1*	The above amounts of allowances for loan losses do not include the allowances for suspense receivables and other allowances

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

For the three-month period ended March 31, 2004, the movements in allowances for loan losses are as follows:

(in millions of Won)
Beginning balance1*	(Won)	3,905,342
Provision for loan losses		1,100,196
Reclassification from other allowances2*		87,416
Collection of written-off loans		153,765
Repurchase of loans sold		13,850
Sale of loans		(8,167)
Write-off of loans		(1,024,453)
Conversion of loans into equity securities		(8,219)
Exemption of loans		(116)
Changes in exchange rates and others		(5,356)

Ending balance	(Won)	4,214,258

1*	Allowances for loans losses amounting to (Won)192,220 million have been added to the beginning balance due to the effect of the reclassification of the available-for-sale subordinated retained interest into credit card receivables.
2*	Other allowances for loans receivable from LG Card Co., Ltd. amounting to (Won)85,269 million that had been recorded as of December 31, 2003 were transferred into allowances for loan losses. Also, other allowances on credit lines to Kookmin Credit Card 16th ABS Specialty Co., Ltd. amounting to (Won)2,147 million that had been recorded as of December 31, 2003 were transferred into allowances for loans loss.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

7. Fixed Assets

Fixed assets as of March 31, 2004 and December 31, 2003 are as follows:

	2004		2003
Tangible assets	(Won)	2,418,718	(Won)	2,469,353
Intangible assets		529,115		549,427
Foreclosed and other properties		747		776

	(Won)	2,948,580	(Won)	3,019,556

Movements in tangible assets for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Land		Buildings and structures		Leasehold improvement		Equipment and vehicle		Construction- in-progress		Total
Acquisition cost
Beginning balances	(Won)	1,105,869	(Won)	963,295	(Won)	157,231	(Won)	1,449,062	(Won)	12,325	(Won)	3,687,782
Acquisition		—		11		—		11,319		17,183		28,513
Transfer		—		3,216		3,282		—		(6,498)		—
Disposal		—		(41)		(2,658)		(16,559)		—		(19,258)
Other1*		(15)		(47)		(53)		(83)		—		(198)

Ending balances		1,105,854		966,434		157,802		1,443,739		23,010		3,696,839

Accumulated depreciation
Beginning balances		—		142,103		90,808		963,290		—		1,196,201
Depreciation expense		—		5,148		8,804		62,718		—		76,670
Disposal		—		—		(1,854)		(15,010)		—		(16,864)
Others1*		—		(12)		(38)		(64)		—		(114)

Ending balances		—		147,239		97,720		1,010,934		—		1,255,893

Impairment		12,673		9,555		—		—		—		22,228

Book Value	(Won)	1,093,181	(Won)	809,640	(Won)	60,082	(Won)	432,805	(Won)	23,010	(Won)	2,418,718

1*	Other movements in tangible assets comprise foreign exchange translation.

Tangible assets covered by insurance policies as of March 31, 2004 are as follows:

(in millions of Won)	Amount Insured		Insurance Company	Type of Insurance
Buildings and structures	(Won)	655,867	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Leasehold improvement		52,329	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Equipment and vehicles		274,733	Samsung Fire & Marine Insurance Co., Ltd	General property insurance
Construction-in-progress		10,599	Samsung Fire & Marine Insurance Co., Ltd	General property insurance

	(Won)	993,528

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Movements in intangible assets for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Goodwill		Development Costs		Rights to Income on Donated Asset		Store Possessory Right		Trademarks		Others		Total
Beginning balances	(Won)	535,360	(Won)	12,762	(Won)	102	(Won)	139	(Won)	150	(Won)	914	(Won)	549,427
Acquisition		—		—		—		—		8		223		231
Amortization		19,586		872		2		5		13		65		20,543

Ending balances	(Won)	515,774	(Won)	11,890	(Won)	100	(Won)	134	(Won)	145	(Won)	1,072	(Won)	529,115

The Bank recorded (Won)30,068 million of current development costs under general and administrative expenses for the three-month period ended March 31, 2004.

The total government-posted prices of land, used for tax imposition and compensation for confiscation, as of March 31, 2004 are as follows:

(in millions of Won)	Book Value		Appraisal Value
Lands included in tangible assets	(Won)	1,093,181	(Won)	904,698
Lands included in foreclosed assets		1,301		580

	(Won)	1,094,482	(Won)	905,278

8. Other Assets

Other assets as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	2004		2003
Guarantee deposits paid	(Won)	1,301,362	(Won)	1,336,639
Accounts receivable		5,205,175		1,715,100
Accrued income		1,037,007		1,080,057
Payments in advance		92,822		92,217
Prepaid expenses		104,578		307,154
Deferred tax assets (Note 25)		473,775		552,636
Derivative assets (Note 15)		1,085,472		751,252
Unsettled domestic exchange assets		768,929		612,592
Others		35,287		36,592

	(Won)	10,104,407	(Won)	6,484,239

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

9. Deposits

Deposits as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	Annual Interest (%) March 31, 2004	2004		2003
Deposits in Won
Demand deposits
Checking deposits	—	(Won)	93,952	(Won)	125,533
Household checking deposits	0.10		435,162		476,132
Passbook deposits	0.10		9,109,376		10,001,043
Temporary deposits	—		3,284,125		3,292,770
Public fund deposits	0.10		123,022		190,593
Others	0.10		47,049		24,218

			13,092,686		14,110,289

Time deposits and savings deposits
Time deposits	2.80 ~ 4.40		62,441,075		62,247,870
Installment savings deposits	3.40 ~ 4.20		1,282,003		1,306,793
Property formation savings	8.50		1,697		1,870
Time and savings deposits of non residents in Won	2.80 ~ 4.40		318,231		340,388
General savings deposits	0.10 ~ 3.10		20,506,926		21,644,066
Corporate savings deposits	0.10 ~ 3.00		10,085,789		7,800,122
Long-term savings deposits for workers	11.50 ~ 12.00		59,742		69,031
Long-term housing savings deposits	4.80		1,112,863		983,684
Long-term savings for households	11.00		69,500		494,606
Worker’ preferential savings deposits	5.35		2,612,654		2,728,236
Worker’s savings for housing	8.50 ~ 11.50		82		81
Mutual installment deposits	3.00 ~ 4.20		6,791,375		7,054,752
Mutual installment for housing	2.95 ~ 4.10		5,510,620		5,423,853

			110,792,557		110,095,352

			123,885,243		124,205,641

Deposits in foreign currencies
Demand deposits
Checking deposits	0.00 ~ 0.93		38,688		40,778
Passbook deposits	0.09		703,239		787,798
Notice deposits	0.00 ~ 0.15		375		410
Temporary deposits	—		1,367		1,049

			743,669		830,035

Time deposits and savings deposits
Time deposits	1.25		691,684		642,039
Others	0.00 ~ 4.70		2,572		3,299

			694,256		645,338

			1,437,925		1,475,373

Certificates of deposit	3.45 ~ 4.05		5,314,571		6,499,258

		(Won)	130,637,739	(Won)	132,180,272

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The maturities of deposits as of March 31, 2004 are as follows:

(in millions of Won)	Deposits in Won		Deposits in Foreign Currencies		Certificates of Deposit		Total
Due in 3 months or less	(Won)	67,022,695	(Won)	1,204,362	(Won)	3,905,036	(Won)	72,132,093
Due after 3 months through 6 months		12,248,420		127,676		927,715		13,303,811
Due after 6 months through 1 year		33,093,884		59,143		481,820		33,634,847
Due after 1 year through 2 years		7,502,310		44,261		—		7,546,571
Due after 2 years through 3 years		2,497,377		2,483		—		2,499,860
Due after 3 years through 4 years		544,525		—		—		544,525
Due after 4 years through 5 years		267,104		—		—		267,104
Thereafter		708,928		—		—		708,928

	(Won)	123,885,243	(Won)	1,437,925	(Won)	5,314,571	(Won)	130,637,739

10. Borrowings

Borrowings as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	Annual Interest (%) March 31, 2004	2004		2003
Borrowings in Won
Borrowings from the Bank of Korea	2.50	(Won)	962,407	(Won)	992,433
Borrowings from the government	0.00 ~ 8.00		868,890		920,589
Borrowings from banking institutions	3.90 ~ 8.55		232,751		253,822
Borrowings from National Housing Fund	8.00		8,360		8,553
Borrowings from other financial institutions	2.00 ~ 5.00		6,546		5,688
Other borrowings	2.00 ~ 7.00		1,104,080		1,173,284

			3,183,034		3,354,369

Borrowings in foreign currencies
Due to banks	—		100,229		189,976
Borrowings from domestic banks	0.11 ~ 7.40		2,071,026		2,360,652
Borrowings from other financial institutions	5.13		17,055		19,486
Borrowings from foreign banks	—		717,247		752,803

			2,905,557		3,322,917

Bonds sold under repurchase agreements
In Won	2.50 ~ 4.15		3,737,933		3,613,505
In foreign currencies	—		—		9,651

			3,737,933		3,623,156

Bills sold	3.40 ~ 3.90		52,715		44,239

Due to the Bank of Korea in foreign currencies	—		8,366		12,608

Call money
In Won	3.25 ~ 3.65		3,581,400		55,800
In foreign currencies	0.75 ~ 5.35		191,194		193,700
Inter-bank borrowings	3.40 ~ 3.90		244,934		296,011

			4,017,528		545,511

		(Won)	13,905,133	(Won)	10,902,800

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The maturities of borrowings as of March 31, 2004 are as follows:

(in millions of Won)	Borrowings in Won		Borrowings in Foreign Currencies		Others		Total
Due in 3 months or less	(Won)	1,099,505	(Won)	571,215	(Won)	5,582,299	(Won)	7,253,019
Due after 3 months through 6 months		87,103		842,204		1,702,284		2,631,591
Due after 6 months through 1 year		187,939		737,700		531,959		1,457,598
Due after 1 year through 2 years		391,850		504,473		—		896,323
Due after 2 years through 3 years		376,688		161,742		—		538,430
Due after 3 years through 4 years		314,905		—		—		314,905
Due after 3 years through 4 years		257,700		49,368		—		307,068
Thereafter		467,344		38,855		—		506,199

	(Won)	3,183,034	(Won)	2,905,557	(Won)	7,816,542	(Won)	13,905,133

11. Debentures

Debentures as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)		Annual Interest (%) March 31, 2004	2004		2003
In Won	Hybrid debentures1*	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
	Subordinated fixed rate debentures	5.18 ~ 15.66		5,289,941		4,896,072
	KCC2* subordinated fixed rate debentures	7.10 ~ 8.00		205,000		205,000
	KCC2* fixed rate debentures	4.58 ~ 8.00		2,290,000		2,895,000
	KCC2* floating rate debentures	1.97 ~ 8.00		820,000		870,000
	Floating rates debentures	3.92 ~ 8.71		6,156,704		8,609,663

				15,665,313		18,379,403
	Discounts on debentures			(81,152)		(83,443)

				15,584,161		18,295,960

In foreign currencies	Floating rates debentures	0.60 ~ 1.99		188,717		196,211
	Fixed rates debentures	1.08 ~ 4.63		600,793		613,549
		1.82 ~ 1.92		75,792		78,695

				865,302		888,455
	Premiums on debentures			8,720		9,639
	Discounts on debentures			(1,263)		(1,473)

				872,759		896,621

			(Won)	16,456,920	(Won)	19,192,581

1*	The hybrid debenture are perpetual type debts in which the Bank retains the early redemption option after 5 years from issuance date and the term extending option on maturity date. Hybrid debentures are senior to common stock but subordinate to other subordinated debentures.
2*	Kookmin Credit Card Co., Ltd.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, subordinated debentures and hybrid debentures comprise the following:

(in millions of Won)	Issue Date	Amount		Annual Interest (%)	Maturity
Type
Subordinated fixed rate debentures	97.12.29 ~ 98.11.25	(Won)	164,107	12.87 ~ 15.66	03.01.27 ~ 09.11.15
	2000.03.27		200,000	9.65	2005.03.27
	2000.06.28		253,975	9.00 ~ 9.10	2006.01.28
	2000.09.27		300,000	8.99	2006.01.27
	2000.09.28		150,000	8.00 ~ 8.85	2006.01.28
	2000.11.28		100,000	8.00 ~ 8.71	2006.02.28
	2000.11.28		150,951	9.57 ~ 9.65	2010.11.28
	2000.11.28		11,100	9.00	2010.12.28
	2000.12.27		200,000	8.71	2006.01.27
	2001.05.28		200,000	7.00 ~ 7.65	2007.02.28
	2001.06.27		160,000	7.68	2008.03.27
	2001.06.27		217,529	7.86	2009.03.27
	2001.08.28		100,000	6.00 ~ 6.73	2007.08.28
	2001.09.28		150,000	6.00 ~ 6.73	2008.03.28
	2002.03.27		241,684	7.06 ~ 7.10	2008.01.27
	2002.07.27		302,399	6.96 ~ 7.00	2008.01.27
	2002.09.27		257,363	6.27 ~ 6.30	2008.03.27
	2002.09.27		150,000	6.51 ~ 6.55	2010.03.27
	2002.09.27		92,637	6.66 ~ 6.70	2013.03.27
	2002.11.27		400,673	6.07 ~ 6.10	2008.05.27
	2002.11.27		57,846	6.27 ~ 6.30	2010.05.27
	2002.11.27		100,256	6.51 ~ 6.55	2013.05.27
	2002.12.18		110,000	8.00	2008.01.18
	2002.12.27		10,000	6.20	2008.06.27
	2002.12.27		90,000	6.40	2010.06.27
	2002.12.27		50,000	6.65	2013.06.27
	2002.12.27		30,370	6.55	2014.12.27
	2003.01.21		50,000	7.65	2008.02.21
	2003.03.10		45,000	7.10	2008.04.10
	2003.10.27		356,561	5.18 ~ 5.20	2009.01.27
	2003.10.27		88,769	5.33 ~ 5.35	2011.01.27
	2003.10.27		3,721	5.58 ~ 5.60	2014.01.27
	2004.02.27		636,798	5.65 ~ 5.68	2009.08.27
	2004.02.27		22,895	5.84 ~ 5.87	2011.08.27
	2004.02.27		40,307	6.13 ~ 6.16	2014.08.27

			5,494,941

Hybrid debentures	2003.06.27		105,145	6.00	2033.06.27
	2003.08.27		533,355	7.00	2033.08.27
	2003.10.27		265,168	6.80	2033.10.27

			903,668

		(Won)	6,398,609

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The maturities of debentures as of March 31, 2004 are as follows:

(in millions of Won)	In Won		In Foreign Currencies		Total
Due in 3 months or less	(Won)	1,852,649	(Won)	81,906	(Won)	1,934,555
Due after 3 months through 6 months		2,093,138		68,427		2,161,565
Due after 6 months through 1 year		3,699,193		26,985		3,726,178
Due after 1 year through 2 years		2,408,838		66,563		2,475,401
Due after 2 years through 3 years		369,200		—		369,200
Due after 3 years through 4 years		1,639,843		585,032		2,224,875
Due after 4 years through 5 years		1,152,040		36,389		1,188,429
Thereafter		2,450,412		—		2,450,412

	(Won)	15,665,313	(Won)	865,302	(Won)	16,530,615

12. Accrued Retirement Benefits

The movements in accrued retirement benefits for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Beginning Balance		Amounts Provided		Amounts Paid Out		Ending Balance
Accrued retirement benefits	(Won)	71,083	(Won)	29,317	(Won)	12,310	(Won)	88,090
Contributed retirement benefits		163,349		—		13,833		149,516

Total accrued retirement benefits		234,432		29,317		26,143		237,606
Contribution to pension funds		(163,349)		—		(13,833)		(149,516)

	(Won)	71,083	(Won)	29,317	(Won)	12,310	(Won)	88,090

As of March 31, 2004, approximately 62.93% of total accrued retirement benefits are contributed to pension funds, of which the Bank’s employees hold the right of payment, placed at two insurance companies, including Korea Life Insurance Co., Ltd. The total retirement benefits paid for the three-month period ended March 31, 2004 amounts to (Won)76,172, including the additional early retirement benefits paid in February 2004 to 459 employees amounting to (Won)50,029.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

13. Other Liabilities

Other liabilities as of March 31, 2004 and 2003 are as follows:

(in millions of Won)	2004		2003
Account
Accrued retirement benefits (Note 12)	(Won)	88,090	(Won)	71,083
Allowance for losses on guarantees and acceptances (Note 14)		1,258		1,074
Due to trust accounts		1,512,719		3,983,295
Accounts payable		5,086,625		1,886,446
Accrued expenses		4,294,732		4,418,940
Advances from customers		190,348		109,675
Unearned income		134,585		130,778
Withholding taxes		96,692		123,455
Guarantee deposits received		107,793		120,437
Derivative liabilities (Note 15)		980,685		686,271
Unsettled domestic exchange liabilities		166,124		400,445
Accounts for agency business		279,162		337,624
Other allowances[1]		384,167		677,163
Liabilities incurred by agency relationship		1,102,947		315,241
Others		182,445		130,182

	(Won)	14,608,372	(Won)	13,392,109

1*	Other allowances are as follows:

(in millions of Won)
Allowances for	Amounts		Remarks
Suspense receivables	(Won)	7,300	Allowances for frauds/accidents and litigation fee
Loss on branch closure		313	Allowances for closure of the Buenos Aires branch
Uncollected leasehold deposits		8,036	Allowances for uncollected leasehold deposits
Credit card receivables		62,865	Allowances for unused cash advance credit lines
Mileage rewards		43,830	Allowances for mileage on credit cards and currency exchange rates
Claimed assets		28,126	Allowances for credit card claimed assets
Credit commitments to SPC		187,937	Allowances for the credit line commitment to SPC (Note 16)
Securitization allowances		3,435	Allowances for repurchase obligations from asset securitization (Note 16)
KAMCO loans sold		592	Allowances for loans under repurchase agreements to KAMCO (Note 16)
Allowances for tax deficiencies		40,733	Allowances for tax deficiencies (Note 16)
Others		1,000	Allowance for time deposits of Hansol Mutual Savings & Finance Co., Ltd. amounting to (Won)50 billion

	(Won)	384,167

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

14. Guarantees and Acceptances

Guarantees and acceptances as of March 31, 2004 are summarized as follows:

(in millions of Won)	Amount
Guarantees and acceptances outstanding in
Won
Guarantees on debentures	(Won)	532
Guarantees on loan collateral		30,469
Others		237,070

		268,071

Foreign Currencies
Acceptances on letters of credit		126,453
Acceptances for letters of guarantee for importers		68,164
Guarantees for performance of contracts		25,277
Guarantees for bids		1,099
Guarantees for borrowings		27,411
Guarantees for repayment of advances		12,050
Others		210,533

		470,987

		739,058

Contingent guarantees and acceptances
Letters of credit		1,202,155
Others		79,785

		1,281,940

	(Won)	2,020,998

As of March 31, 2004, the allowances for losses on guarantees and acceptances outstanding according to credit risk classifications are as follows:

(in millions of Won)

		Normal		Precautionary		Sub-standard		Doubtful		Estimated loss		Total
Guarantees and Acceptances Outstanding in
Won	Balance	(Won)	252,076	(Won)	13,610	(Won)	510	(Won)	1,875	(Won)	—	(Won)	268,071
	Allowance		—		—		102		938		—		1,040

	Ratio (%)		—		—		20.00		50.03		—		0.39

Foreign currencies	Balance		414,861		55,696		288		123		19		470,987
	Allowance		—		—		137		62		19		218

	Ratio (%)		—		—		47.57		50.41		100.00		0.05

Total	Balance	(Won)	666,937	(Won)	69,306	(Won)	798	(Won)	1,998	(Won)	19	(Won)	739,058
	Allowance		—		—		239		1000		19		1,258

	Ratio (%)		—		—		29.95		50.05		100.00		0.17

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

For the three-month period ended March 31, 2004, the changes in allowances for losses on guarantees and acceptances outstanding are as follows:

(in millions of Won)
Beginning balance	(Won)	1,074
Reversal of losses from guarantees and acceptances		216
Changes in foreign exchange rates		(32)

Ending balance	(Won)	1,258

The guarantees and acceptances risk concentration by country as of March 31, 2004 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Korea	(Won)	692,914	93.76	(Won)	1,281,940	100.00	(Won)	1,974,854	97.72
USA		46,144	6.24		—	—		46,144	2.28

	(Won)	739,058	100.00	(Won)	1,281,940	100.00	(Won)	2,020,998	100.00

The guarantees and acceptances risk concentration by industry as of March 31, 2004 are as follows:

(in millions of Won)	Guarantees and Acceptances Outstanding			Contingent Guarantees and Acceptances			Total
	Balance		Percentage (%)	Balance		Percentage (%)	Balance		Percentage (%)
Manufacturing	(Won)	255,749	34.60	(Won)	756,294	59.00	(Won)	1,012,043	50.08
Service		348,299	47.13		417,024	32.53		765,323	37.87
Finance		19,772	2.68		28,288	2.21		48,060	2.38
Others		115,238	15.59		80,334	6.26		195,572	9.67

	(Won)	739,058	100.00	(Won)	1,281,940	100.00	(Won)	2,020,998	100.00

15. Derivatives

The Bank’s derivative instruments are divided between hedge derivatives and trading derivatives based on the purpose of the transaction. The Bank enters into hedge transactions mainly for purposes of hedging fair value risks related to its assets and liabilities.

Trading derivatives include future contracts, forward contracts, swaps, and options entered into by the Bank to meet the financing needs of its customers and to gain profit from arbitrage transactions between customers and other banks. The Bank also uses derivative instruments in managing its own trading and asset-liability management exposures to fluctuations in interest rates and foreign exchange risks.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Hedge derivatives mainly comprise of interest rate swaps to hedge the fair value changes of debentures arising from the interest rate fluctuations. Some hedging transactions do not qualify for hedge accounting and are thus accounted for as trading derivatives. These transactions include the hedge relationships where the hedged item is an asset or liability that is re-measured with the changes in fair value attributable to the hedged risk reported in current operations or where the hedged item cannot be specifically identified.

The notional amounts outstanding for derivative contracts as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Won)	2004						2003
	Trading		Hedge		Total		Trading		Hedge		Total
Interest related
Future	(Won)	233,550	(Won)	—	(Won)	233,550	(Won)	519,665	(Won)	—	(Won)	519,665
Swap		27,769,187		576,800		28,345,987		26,773,100		598,900		27,372,000
Option		2,044,000		—		2,044,000		2,340,000		—		2,340,000

		30,046,737		576,800		30,623,537		29,632,765		598,900		30,231,665

Currency related
Forward		49,966,545		—		49,966,545		25,870,850		—		25,870,850
Future		1,445,576		—		1,445,576		967,823		—		967,823
Swap		4,250,010		—		4,250,010		4,136,776		—		4,136,776
Option bought		72,100		—		72,100		28,148		—		28,148
Option sold		45,131		—		45,131		81,450		—		81,450

		55,779,362		—		55,779,362		31,085,047		—		31,085,047

Stock related
Option bought		1,933,084		—		1,933,084		1,964,870		—		1,964,870
Option sold		1,950,410		—		1,950,410		1,954,093		—		1,954,093

		3,883,494		—		3,883,494		3,918,963		—		3,918,963

	(Won)	89,709,593	(Won)	576,800	(Won)	90,286,393	(Won)	64,636,775	(Won)	598,900	(Won)	65,235,675

Gains and losses on derivatives as of and for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)
Gain on derivatives
Gain on derivative transactions	(Won)	550,951
Gain on valuation of derivatives		695,608
Gain on fair value hedged items		—

	(Won)	1,246,559

Loss on derivatives
Loss on derivative transactions	(Won)	586,171
Loss on valuation of derivatives		644,209
Loss on fair value hedged items		9,699

	(Won)	1,240,079

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Gains and losses on derivatives as of and for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Valuation Gains (P/L)						Valuation Losses (P/L)						Fair Value (B/S)
	Trading		Hedge		Total		Trading		Hedge		Total		Asset		Liability
Interest related
-Option	(Won)	3,413	(Won)	—	(Won)	3,413	(Won)	4,019	(Won)	—	(Won)	4,019	(Won)	5,136	(Won)	13,191
-Swap		90,339		9,699		100,038		93,776		—		93,776		173,371		250,063

		93,752		9,699		103,451		97,795		—		97,795		178,507		263,254

Currency related
-Forward		458,874		—		458,874		444,639		—		444,639		449,667		454,964
-Option bought		459		—		459		812		—		812		459		757
-Option sold		625		—		625		162		—		162		392		322
-Swap		110,018		—		110,018		73,229		—		73,229		323,299		131,354

		569,976		—		569,976		518,842		—		518,842		773,817		587,397

Stock related
-Option bought		15,763		—		15,763		6,816		—		6,816		133,148		—
-Option sold		6,418		—		6,418		20,756		—		20,756		—		130,034

		22,181		—		22,181		27,572		—		27,572		133,148		130,034

	(Won)	685,909	(Won)	9,699	(Won)	695,608	(Won)	644,209	(Won)	—	(Won)	644,209	(Won)	1,085,472	(Won)	980,685

16. Commitments and Contingencies

As of March 31, 2004, 251 pending legal actions with an aggregate amount of damages of (Won)144,611 million are charged against the Bank and the Bank had also filed 170 lawsuits, which are still pending with an aggregate amount of claims of (Won)292,358 million. Management believes that the actions against the Bank are without merit and that the ultimate liability, if any, will not materially affect the Bank’s financial position.

Details of the material legal actions charged against the Bank are as follows:

(in millions of Won)			Results
	Exposure to possible loss		1st trial		2nd trial		3rd trial
Details
Cancellation of a registered mortgage (3 cases)	(Won)	30,822	in progress
Claim for return of trust accounts		11,474	in progress
Claim for payments of bills bought		8,223	in progress
Confirmation of obligations		7,148	closed[1]	*	closed[1]	*	in progress
Transfer of Kookmin Mutual Savings & Finance Co., Ltd		5,000	in progress

1*	The Bank (partially) won the case.

The Bank, under the Mutual Savings & Finance Company Act, is liable for the payment of the deposits of Orange Mutual Savings & Finance Co., Ltd. (previously, Kookmin Mutual Savings & Finance Co., Ltd.) and Hansol Mutual Savings & Finance Co., Ltd. (previously, Bukook Mutual Savings & Finance Co., Ltd.), previously the Bank’s subsidiaries but were sold during 1999, if they enter into bankruptcy within three years of sale. Orange Mutual Savings & Finance Co., Ltd. is currently undergoing bankruptcy procedures due to the disapproval of its business by the Financial Supervisory Commission. Korea Deposit Insurance Corporation (KDIC) has paid for the deposit money subject to the Depositor Protection Act. As of March 31, 2004, despite the fact that Resolution and Finance Corp. (a subsidiary of KDIC) has filed a lawsuit against the Bank for the recovery of the repayment, such lawsuit is not expected to cause losses that would materially affect the Bank’s financial position.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

As of March 31, 2004, The Bank has entered into commitments to provide a credit line of (Won)6,029,900 million, and to purchase commercial paper amounting to (Won)981,000 million, with asset securitization companies. Commitments to provide a credit line and to purchase commercial paper with a one year term amounted to (Won)123,500 million and (Won)867,000 million, respectively. Under these commitments, the Bank provides money, in case of a temporary fund shortage, for the principal and interest repayment of these companies’ senior bonds and subordinated bonds within the contracted term and amounts.

As of March 31, 2004, loans outstanding under the credit line commitment amounted to (Won)69,538 million, and there is no balance for commercial papers purchased under the purchase commitment. The Bank has arranged various methods to compensate for losses on these credit line commitments including payment guarantees, repurchase contracts, surety certificate guarantees, and cash reserves. As of March 31, 2004, the Bank provided (Won)187,937 million in other allowances for its expected losses related to these commitments.

Pursuant to its asset securitization plans, the Bank has an outstanding obligation to repurchase and/or indemnify for losses on the loans sold to Jooeun 2nd-ABS Specialty Co., Ltd. and Kookmin Credit Card 14th-ABS Specialty Co., Ltd. (collectively, “the SPEs”) with a ceiling of (Won)36,957 million and (Won)4,113 million, respectively. As of March 31, 2004, the Bank provided (Won)3,435 million in other allowances for its expected losses related to the commitments to Jooeun 2nd-ABS Specialty Co., Ltd., and the Bank provided for its expected losses related to the commitments to Kookmin Credit Card 14th-ABS Specialty Co., Ltd. in allowances for loan losses on the subordinated debt purchased from Kookmin Credit Card 14th-ABS Specialty Co., Ltd.

As of March 31, 2004, post settlements on the loan sales transaction with Korea Asset Management Corporation (“KAMCO”) have been completed and the Bank has provided allowances of (Won)592 million for losses from possible future repurchase of loans from KAMCO under the repurchase agreement on loans amounting (Won)3,205 million.

The Bank has an off-shore loan commitment, limited to USD 23,385 thousand, and the loan balance under the commitment as of March 31, 2004 is USD 14,890 thousand.

The Bank provided (Won)142,021 million as allowances for tax deficiencies as of December 31, 2003 due to the tax investigations by the National Tax Administration for the fiscal years 1998, 1999, 2000 and 2001. During the current period, the National Tax Administration charged (Won)123,310 million for tax deficiencies and the Bank paid (Won)82,577 million of these tax deficiencies while recording the excess (Won)18,711 million, for the difference between the estimations and the actual assessment for tax deficiencies, as non operating income. The unpaid tax deficiencies of (Won)40,733 million remains in other allowances.

As of March 31, 2004, the Bank holds the unexpired rights to claim from borrowers or guarantors for loans, in accordance with the relevant law, which have already been written off, amounting to (Won)3,836,699 million. Also, as of March 31, 2004, the Bank holds endorsed bills amounting to (Won)10,111 million.

As of March 31, 2004, the Bank recorded receivables amounting to (Won)2,845,758 million and payables amounting to (Won)2,085,032 million for unsettled foreign currency spot transactions.

The Bank entered into an alliance with Koram Bank, Woori Credit Card, Citibank, The Fisheries Cooperative Union and Nonghyup for the operation of a credit card business. Accordingly, the Bank shares the related revenue from such business operation.

As of December 31, 2003, the Bank has provided one blank promissory note to financial institutions including Korea Securities Finance Corporation as collateral for borrowings and other obligations.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

In accordance with the agreement on November 24, 2003 with the creditors’ committee of LG Card Co., Ltd., which is experiencing cash crisis, the Bank provided loans of (Won)437,000 million and, as of January 9, 2004, agreed to a debt-equity swap of (Won) 312,700 million, provide additional loans of (Won) 205,900, and the extension of the maturities of loans that mature in 2004. As of February 13, 2004, the Bank executed the debt-equity swap of (Won)156,350 million (loans amounting to (Won)145,950 million, corporate bonds amounting to (Won)10,400 million), and after the capital reduction in May 2004 at a rate of 43.4:1, a second debt-equity swap amounting to (Won)362,250 million is to be executed in July 2004. As of March 31, 2004, the Bank’s total exposure related to LG Card Co., Ltd. includes loans, debt securities, customer financing and debt-equity swapped equity securities amounting to (Won)681,950 million, (Won)16,330 million, (Won)31,287 million, and (Won) 1,751 million, respectively. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

As of March 31, 2004, the Bank’s total exposure (including debt securities, beneficiary certificates, and loans) related to domestic credit card companies and capital companies amounts to (Won)382,491 million. Currently, securities related to credit card companies and capital companies, which are experiencing liquidity problems, are not widely traded in the bond market. The ultimate effect of these circumstances on the financial position of the Bank as of the balance sheet date cannot be presently determined, and accordingly, no adjustments related to such uncertainties have been recorded in the accompanying financial statements.

17. Capital

As of March 31, 2004, the Bank has 1,000,000,000 common shares (par value per share: (Won)5,000) authorized and 336,379,116 shares issued. ING Insurance International B.V. owns 3.78% of the total issued shares. 36,240,979 common shares, equivalent to 10.77% of the total issued shares, are listed on the New York Stock Exchange as ADSs and are managed by the Bank of New York, the trustee of the Bank, as of March 31, 2004.

As a result of the legal consolidation with H&CB, the shareholders of the Bank and H&CB, listed on the Register of Shareholders at October 31, 2001, received 179,775,233 new shares and 119,922,229 new shares of the Bank, respectively, at the exchange ratio of one new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new shares of the Bank were relisted on the Korea Stock Exchange as of November 9, 2001. In addition, the Bank issued 8,120,431 shares as a result of the merger with Kookmin Credit Card Co., Ltd.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4% of total outstanding voting shares, the entity’s voting rights are limited to those of 4% shareholders.

The Bank is authorized to issue to non-shareholders convertible bonds and bonds with stock purchase warrants up to total par value amounts of (Won)2,500 billion and (Won)500 billion, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

18. Capital Surplus

The movements in capital surplus for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Beginning Balance		Changes		Ending Balance
Paid-in capital in excess of par value	(Won)	5,655,840	(Won)	—	(Won)	5,655,840
Gain on business combination		397,669		—		397,669
Revaluation increment		177,229		—		177,229

	(Won)	6,230,738	(Won)	—	(Won)	6,230,738

The gain on business combination is due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

19. Retained Earnings

The General Banking Act requires the Bank to appropriate as a legal reserve a minimum of 10% of annual net income until the legal reserve equals paid in capital. This reserve is not available for the payment of cash dividends but may be transferred to capital stock by an appropriate resolution of the Bank’s Board of Directors or used to reduce accumulated deficit, if any, by an appropriate resolution of the Bank’s shareholders.

Under the guidance provided by Financial Supervisory Services, the Company is required to appropriate, as a reserve for improvement of financial structure, a minimum of 10% of its annual income less carried over accumulated deficit, until its capital adequacy ratio equals 5.5%. As of March 31, 2004, the Bank has no reserve for improvement of financial structure.

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. However, as of January 1, 2002, the requirement is no longer effective.

The Bank, at its own option, also appropriated a portion of retained earnings as other reserves for the operations of overseas branches.

20. Capital Adjustments

The movements in capital adjustments for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Beginning Balance		Increase/ Decrease		Disposal/ Realization 1*		Ending Balance
Treasury stock	(Won)	(1,328,312)	(Won)	—	(Won)	(1,366)	(Won)	(1,326,946)
Unrealized gain on available-for-sale securities		137,987		205,505		36,678		306,814
Unrealized gain on investment in associates		4,624		1,524		109		6,039
Stock options		26,211		1,772		411		27,572
Loss on disposal of treasury stock		(749)		(106)		—		(855)

	(Won)	(1,160,239)	(Won)	208,695	(Won)	35,832	(Won)	(987,376)

1*	Changes in foreign exchange rates from capital adjustments are included.

The Bank, with the approval of the Board of Directors on July 26, 2002, established an employee stock option plan for the welfare of the employees and purchased 3,000,000 shares of treasury stock under the plan. On December 26, 2003, the Bank contributed 1,000,000 shares to the Employee Stock Ownership Association.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

In accordance with the resolution of the Board of Directors on December 17, 2003, the Bank acquired 27,423,761 of its own shares previously owned by the Korean government at (Won)43,700 per share through public bidding and intends to sell these shares depending on certain market conditions. As a result of the acquisition, the Bank holds 8.91% the total common stock issued as treasury stock as of March 31, 2004.

21. Employee Stock Options

As of March 31, 2004, the stock options granted to the Bank’s executives and chief executive officer are as follows:

Series	Grant Date	Shares Granted	Forfeiture	Shares Exercised	Shares Outstanding	Exercise Price		Exercise Period
Series 1	00.03.18	233,940	121,411	24,990	87,539	(Won)	23,469	03.03.19 – 05.03.18
Series 2	01.03.15	214,975	16,882	7,806	190,287		28,027	04.03.16 – 09.03.15
Series 3	98.10.31	400,000	—	390,000	10,000		5,000	01.11.01 – 04.10.31
Series 4	99.02.27	280,000	59,892	220,108	—		13,900	02.02.28 – 05.02.27
Series 5	00.02.28	267,000	65,218	19,342	182,440		27,600	03.03.01 – 06.02.28
Series 6	01.03.24	111,000	38,624	—	72,376		25,100	04.03.25 – 07.03.24
Series 71*2*	01.11.16	850,000	—	—	850,000		51,200	04.11.17 – 09.11.16
Series 8-12*	02.03.22	132,000	89,753	—	42,247		57,100	05.03.23 – 10.03.22
Series 8-13*	02.03.22	490,000	166,466	—	323,534		57,100	05.03.23 – 10.03.22
Series 9[3]*	02.07.26	30,000	—	—	30,000		58,800	05.07.27 – 10.07.26
Series 10-12*	03.03.21	140,000	19,947	—	120,053		41,200	06.03.22 – 11.03.21
Series 10-13*	03.03.21	180,000	64,090	—	115,910		35,500	06.03.22 – 11.03.21
Series 113*	03.08.27	30,000	24,909	—	5,091		40,500	06.08.28 – 11.08.27
Series 123*	04.02.09	85,000	—	—	85,000		46,100	07.02.10 – 12.02.09
Series 13-12*	04.03.23	20,000	—	—	20,000		47,200	07.03.22 – 12.03.23
Series 13-13*	04.03.23	10,000	—	—	10,000		47,200	07.03.22 – 12.03.23
Increase due to merger-14*	01.03.22	22,146	—	—	22,146		71,538	04.03.23 – 11.03.22
Increase due to merger-22*4*	02.03.29	9,990	—	—	9,990		129,100	04.03.30 – 11.03.29

1*	The stock options include the 200,000 shares which are to be additionally granted if the three-month weighted average stock price of the Bank prior to the exercise period is higher than that of any other listed banks and the Bank achieves total market value and ROE target.
2*	The exercise prices are based on the increase rate of the stock price index in the banking industry.
3*	The number of shares to be granted will be determined by the results of the evaluation of the grantees after 3 years from grant date. The number of shares is calculated under the assumption that the performance-based stock options have been fully granted.
4*	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise prices and number of shares have been adjusted in proportion to the merger ratio.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

Compensation costs for stock options granted to employees and executives are recognized on the basis of fair value. Assumptions used under the fair value basis method are summarized as follows:

Series	Stock price as of grant date (Won)		Risk free interest rate1* (%)	Expected exercise period (years)2*	Volatility of underlying stock price3*(%)	Expected dividend rate4* (%)	Compensation cost (Won)
Series 1	(Won)	21,441	9.32	4.00	71.14	2.25	(Won)	12,638
Series 2		25,156	6.06	5.50	70.30	2.47		15,987
Series 3		5,430	9.74	3.00	59.06	1.14		1,395
Series 45*		33,750	4.74	0.33	73.30	1.93		19,850
Series 55*		33,750	4.74	1.33	73.30	1.93		13,320
Series 65*		33,750	4.74	2.42	73.30	1.93		17,117
Series 7		45,800	4.91	3.00	58.90	—		18,364
Series 8-1		58,000	6.14	3.00	53.56	—		24,496
Series 8-2		58,000	6.14	3.00	53.56	—		24,496
Series 9		53,900	5.73	3.00	43.09	—		17,333
Series 10-1		36,500	4.74	3.00	48.77	—		12,204
Series 10-2		36,500	4.74	3.00	48.77	—		14,073
Series 11		41,100	5.75	3.00	44.48	—		15,098
Series 12		47,000	4.90	3.00	42.74	—		16,430
Series 13-1		45,900	4.67	3.00	42.74	—		15,121
Series 13-2		45,900	4.67	3.00	42.74	—		15,121
Increase due to merger-1		27,200	5.17	3.00	46.02	—		8,447
Increase due to merger-2		55,900	6.39	2.00	49.24	20		6,536

1*	Interest rate of government bonds as of grant date.
2*	The average of vesting period and exercise period was applied for series 1 and 2. Vesting period was applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.
3*	Annualized stock volatility for the past one-year period before the grant date was applied for series 1-2, and the average of stock volatility of banking industries and the Bank were applied for series 3-11 and stock options succeeded from Kookmin Credit Card Co., Ltd.
4*	Average historical dividend rate for the past period from grant date that equals the expected exercise period, were assumed.
5*	Compensation costs were recalculated to reflect the effects of merger with H&CB.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The compensation costs to be recognized in the future as of March 31, 2004, are as follows:

	Compensation cost recognized						Compensation cost to be recognized
Series	Prior period compensation cost		Current period compensation cost		Accumulated compensation cost		Within 1 year		More than 1 year to 2 years		More than 2 years to 3 years		Total		Total compensation cost
Series 1	(Won)	1,106	(Won)	—	(Won)	1,106	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,106
Series 2		2,789		254		3,043		—		—		—		—		3,043
Series 3		14		—		14		—		—		—		—		14
Series 5		2,430		—		2,430		—		—		—		—		2,430
Series 6		1,136		103		1,239		—		—		—		—		1,239
Series 7		10,840		1,301		12,141		3,468		—		—		3,468		15,609
Series 8-1		604		86		690		345				—		345		1,035
Series 8-2		5,297		(13)		5,284		2,641		—		—		2,641		7,925
Series 9		245		43		288		174		58		—		232		520
Series 10-1		427		60		487		487		488		—		975		1,462
Series 10-2		633		(89)		544		544		543		—		1,087		1,631
Series 11		50		(35)		15		26		26		10		62		77
Series 12		—		39		39		466		465		427		1,358		1,397
Series 13-1		—		—		—		101		101		100		302		302
Series 13-2		—		—		—		51		50		50		151		151
Increase due to merger-1		172		15		187		—		—		—		—		187
Increase due to merger-2		57		8		65		—		—		—		—		65

	(Won)	25,800	(Won)	1,772	(Won)	27,572	(Won)	8,303	(Won)	1,731	(Won)	587	(Won)	10,621	(Won)	38,193

As of March 31, 2004, the weighted average exercise price per stock option granted is (Won)44,999 and the weighted average compensation cost per stock option granted is (Won)17,547.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

22. Other Non-Interest Income (Expenses)

Other non-interest income (expenses) for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Amount
Other non-interest income
- Realized gain on trading securities	(Won)	32,536
- Unrealized gain on trading securities		48,567
- Gain on trust management		33,300
- Reversal of losses from guarantees and acceptances		—
- Gain on valuation of derivatives		695,608
- Others		15,859

	(Won)	825,870

Other non-interest expenses
- Realized loss on trading securities	(Won)	13,664
- Contributions to special funds		44,840
- Provision for allowance		216
- Loss on valuation of derivatives		644,209
- Loss on fair value hedged items		9,699
- Others		119,075

	(Won)	831,703

23. General and Administrative Expenses

General and administrative expenses for the three-month period March 31, 2004 are as follows:

(in millions of Won)	Amount
Salaries and wages	(Won)	310,306
Retirement benefits (Note 12)		29,317
Other employee benefits		70,980
Rent		17,607
Depreciation		76,670
Amortization		20,543
Taxes and dues		32,202
Advertising		8,022
Ordinary R&D		30,068
Fees and commissions		19,794
Others		47,568

	(Won)	663,077

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

24. Non-Operating Income (Expenses)

Non-operating income (expenses) for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Amount
Non-operating income

- Gain on disposal of fixed assets	(Won)	1,273
- Rent income		631
- Unrealized gain on investment in associates		11,514
- Realized gain on available-for-sale securities		56,473
- Realized gain on held-to-maturity securities		1,476
- Reversal of impairment loss on available-for-sale securities		—
- Gain on sale of loans		371
- Others		46,420

		118,158

Non-operating expenses
- Loss on disposal of fixed assets		1,000
- Impairment loss on fixed assets		—
- Loss on investment in associates		—
- Realized loss on available-for-sale securities		3,891
- Realized loss on held-to-maturity securities		—
- Impairment loss on available-for-sale securities		10,415
- Early retirement benefits		50,029
- Loss on sale of loans		141
- Others		35,625

		101,101

	(Won)	17,057

25. Income Tax Expense

Income tax expense for the years ended March 31, 2004 is as follows:

(in millions of Won)	2004
Income tax payable	(Won)	—
Deferred income taxes from temporary differences		78,861
Change in temporary differences due to tax adjustments		(1,738)
Retained earnings and other capital surplus adjustments 1*		136

Income tax (benefit) expense	(Won)	77,259

1*	Income tax effect from the change in retained earnings from loss on disposal of treasury stock.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

The statutory income tax rate applicable to the Bank, including resident tax surcharges, is 29.7 percent for the years ended December 31, 2002 and 2003. However, due to tax adjustments, the effective tax rate for the years ended March 31, 2004 is 33.81 percent. The statutory income tax rate of 29.7 percent is applied for deferred income tax assets (liabilities) that will be realized before 2005 and statutory income tax rate of 27.5 percent is applied for deferred income tax assets (liabilities) that will be realized after 2005 reflecting the 2 percent corporate tax rate cut from 2005. The basis for calculating the effective tax rate is as follows:

(in millions of Won)	2004
Net income (loss) before income taxes	(Won)	228,517

Income tax expense based on the effective tax rate		67,866
Tax effects on adjustments
Adjustments to increase taxable income		34,773
Adjustments to decrease taxable income		(31,603)
Discount effect		6,223

Income tax benefit per statements of operations	(Won)	77,259

The significant changes in accumulated temporary differences and deferred income taxes for the year ended March 31, 2004 are as follows:

(in millions of Won)	Beginning balance		Increase		Decrease		Ending balance		Deferred tax asset (liability)
Allowance for loan losses	(Won)	299,023	(Won)	578,915	(Won)	220,644	(Won)	657,294	(Won)	185,610
Accrued interest		(349,435)		(264,132)		(308,069)		(305,498)		(84,012)
Unrealized loss on securities		762,266		97,539		52,156		807,649		222,103
Unrealized loss on derivatives		(35,045)		(52,672)		(23,923)		(63,794)		(17,543)
Present value discounts		14,774		11,761		14,774		11,761		3,234
Allowance for losses on guarantees and acceptances		1,074		1,258		1,074		1,258		346
Accrued severance benefits		—		—		—		—		—
Stock options		26,211		27,572		26,211		27,572		7,582
Loss on fair value hedges		(1,502)		9,698		—		8,196		2,254
Accumulated depreciation		8,313		(33)		1,052		7,228		1,988
Other allowances		505,372		343,944		505,372		343,944		94,584
Others		104,471		(30,223)		(6,181)		80,429		22,119
Net operating loss carry-forward		567,825		(263,035)		189,457		115,333		34,254

	(Won)	1,903,347	(Won)	460,592	(Won)	672,567	(Won)	1,691,372		472,519

Deferred tax credit										1,256

									(Won)	473,775

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

26. Earnings Per Share

The weighted average number of common shares outstanding for the three-month periods ended March 31, 2004 and 2003 are calculated as follows:

	2004	2003
Number of common shares outstanding-beginning balance	336,379,116	328,258,685
Weighted average number of shares of treasury stock	(30,002,382)	(3,017,089)

Weighted average number of common shares outstanding	306,376,734	325,241,596

Details of the computation of the basic earnings per share (“EPS”) and basic ordinary income per share for the three-month periods ended March 31, 2004 and 2003 are shown below.

	2004		2003
Net income (in millions of Won)	(Won)	151,258	(Won)	73,933
Weighted average number of common shares outstanding		306,376,734		325,241,596

Basic earnings per share and basic ordinary income (loss) per share (in Won)	(Won)	494	(Won)	227

Since there are no dilutive common shares, diluted EPS and diluted ordinary income per share are the same as basic EPS and basic ordinary income per share.

Potential common shares as of March 31, 2004 are as follows:

	Exercise Period	Shares Outstanding	Exercise Price
Stock options	2001.11.01 - 2012.03.23	2,176,613	(Won)5,000 – (Won)129,100

Net loss and basic loss per share for the year ended December 31, 2003 were (Won)753,348 million and (Won)2,311, respectively.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

27. Assets and Liabilities Denominated in Foreign Currencies:

Significant assets and liabilities denominated in foreign currencies as of March 31, 2004 comprise the following :

	Total Balances			Major Denomination Currencies
	Millions of Won		Thousands of US Dollars1*	Thousands of US Dollars	Thousands of EC Euro	Thousands of Japanese Yen
Assets
Cash	(Won)	225,578	$195,543	$82,441	€22,301	¥7,025,735
Due from banks		688,697	596,998	572,096	3,389	1,300,007
Securities		1,313,777	1,138,850	971,838	3,575	3,687,771
Loans in foreign currencies		3,775,313	3,272,636	2,232,718	82,129	88,053,817
Bills bought		527,282	457,075	416,800	18,973	734,838
Advances payments on acceptances and guarantees		4,424	3,835	3,835	—	—
Call loans		41,976	36,387	27,500	400	—
Liabilities
Deposits		1,437,925	1,246,469	714,282	21,260	41,780,587
Borrowings		2,905,557	2,518,687	1,918,673	44,369	51,104,902
Due to BOK		8,366	7,252	7,252	—	—
Call money		191,194	165,737	129,004	22,500	70,000
Debentures		865,302	750,088	749,536	—	—
Unsettled foreign exchange liabilities		32,399	28,085	11,792	210	234,728

1*	Foreign currencies other than US dollars are converted into US dollar amounts using the exchange rates provided by Seoul Money Brokerage Services, Ltd. at the balance sheet date.

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

28. Related Party Transactions

Significant transactions with related parties for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)		Amount
	Account	Balances	Transactions
KB Investment Co., Ltd.	Deposits	11,839	(99)
	Other liabilities	231	—
KB Data Systems Co., Ltd.	Deposits	8,481	(96)
	Other liabilities	2,635	(2,992)
KB Futures Co., Ltd.	Due from banks	55	—
	Other assets	5	20
	Deposits	10,302	(130)
	Other liabilities	1,659	—
	Commissions income	—	3
	Commissions expenses	—	(35)
KB Luxembourg S.A.	Due from banks	2,117	70
	Loans	11,536	181
	Other assets	14	—
	Borrowings	44,838	(97)
KB International Ltd.(London)	Due from banks	2,093	29
	Loans	149,968	406
	Other assets	305	214
	Borrowings	136,960	(21)
	Other liabilities	150	(1,107)
	Commissions expenses	—	(509)
Kookmin Finance H.K. Ltd.	Due from banks	29,734	35
	Loans	337,535	737
	Other assets	35	—
	Borrowings	252,386	—
	Commissions expenses	—	(578)
KB Asset Management	Deposits	7,811	(274)
	Other liabilities	21	—
	Other assets	111	—
KB Real Estate Co., Ltd.	Loans	25,000	495
	Deposits	1,765	(16)
	Other liabilities	1,755	34
	Rent	—	34
Jooeun Industrial Co., Ltd.	Loans	134,962	—
KB Credit Information Co., Ltd.	Deposits	11,443	(63)
	Other liabilities	7,023	—
	Commissions expenses	—	(8,164)
	Rent	—	35

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

29. Transactions with Financial Institutions

The assets and liabilities arising from transactions with financial institutions for the three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Description	Bank of Korea		Other Banks		Other Financial Institutions		Total
Cash and due from banks	In Won	(Won)	1,283,884	(Won)	14,395	(Won)	140,000	(Won)	1,438,279
	In foreign currencies		35,619		648,744		4,334		688,697

			1,319,503		663,139		144,334		2,126,976

Loans	In Won		—		11,036		1,059,702		1,070,738
	In foreign currencies		—		712,780		51,110		763,890
	Others		—		894,308		651,435		1,545,743

			—		1,618,124		1,762,247		3,380,371

Deposits	In Won		—		2,476,796		4,229,615		6,706,411
	In foreign currencies		—		—		1,300,000		1,300,000

			—		2,476,796		5,529,615		8,006,411

Borrowings	In Won		962,407		232,751		6,546		1,201,704
	In foreign currencies		—		2,071,026		17,055		2,088,081
	Others		8,366		527,328		3,490,200		4,025,894

			970,773		2,831,105		3,513,801		7,315,679

Debentures	In Won		—		—		160,900		160,900
	In foreign currencies		—		865,302		—		865,302

			—		865,302		160,900		1,026,202

30. Interest Bearing Assets and Liabilities

Interest bearing assets and liabilities as of March 31, 2004 and the related interest income and interest expenses for three-month period then ended are as follows:

(in millions of Won)	Average Balance		Interest Income		Average Yield (%)
Assets
Due from banks	(Won)	3,571,975	(Won)	1,873	0.21
Securities		29,812,029		289,828	3.91
Loans		140,497,144		2,685,105	7.69

	(Won)	173,881,148	(Won)	2,976,806

Liabilities
Deposits	(Won)	133,478,723	(Won)	1,042,593	3.14
Borrowings		11,262,370		80,632	2.88
Debentures		16,997,845		265,024	6.27

	(Won)	161,738,938	(Won)	1,388,249

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

31. Operations of the Trust Accounts

The summarized statement of assets and liabilities of the trust accounts as of March 31, 2004 are categorized into principal or dividend guaranteed money trusts, performance money trusts and property trusts, as follows:

(in millions of Won)	Guaranteed Money Trusts		Performance Money Trusts		Property Trusts		Total
Securities	(Won)	2,567,610	(Won)	4,161,889	(Won)	986,620	(Won)	7,716,119
Loans		139,043		318,559		—		457,602
Receivables		—		—		16,074,348		16,074,348
Due from banking accounts		373,538		543,106		199,440		1,116,084
Present value discounts		(641)		—		—		(641)
Allowance for loan losses		(57,617)		(53,274)		—		(110,891)
Other assets		226,785		262,840		1,408,332		1,897,957

Total assets	(Won)	3,248,718	(Won)	5,233,120	(Won)	18,668,740	(Won)	27,150,578

Trusts	(Won)	3,007,160	(Won)	4,994,920	(Won)	18,578,249	(Won)	26,580,329
Reserves for future losses		51,457		—		—		51,457
Borrowings		—		—		—		—
Other liabilities		190,101		238,200		90,491		518,792

Total liabilities	(Won)	3,248,718	(Won)	5,233,120	(Won)	18,668,740	(Won)	27,150,578

The Bank is liable as of March 31, 2004 for the following portion of the difference between the book value and fair value of principal and/or dividend guaranteed money trusts:

(in millions of Won)	Book Value		Fair Value		Liability
Principal guaranteed money trusts	(Won)	3,140,710	(Won)	3,153,779	(Won)	—
Principal and dividend guaranteed money trusts		108,008		114,852		—

	(Won)	3,248,718	(Won)	3,268,631	(Won)	—

The key results of operations from transactions between bank accounts and trust accounts (excluding securities investment trust) for three-month period ended March 31, 2004 are as follows:

(in millions of Won)	Trust Account Related Income			Trust Account Related Expenses
Gain on trust management	(Won)	29,734	Interest expense on borrowings from trust accounts	(Won)	16,056
Early withdrawal penalties		33	Loss on trust management		—
Interest income on loans to trust accounts		—

	(Won)	29,767		(Won)	16,056

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

32. Business Combination with H&CB

The Bank entered into a business combination contract (“the Contract”) with H&CB on April 23, 2001 and obtained approval from the shareholders for such combination on September 29, 2001. In accordance with the Contract, the Bank completed the legal consolidation with H&CB as of October 31, 2001. Under the Contract, the shareholders of the Bank and H&CB received 1 new common share of the Bank for 1.688346 old shares of the Bank and 1 share of H&CB, respectively. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. Despite the legal form of consolidation, the business combination was accounted for as an acquisition with the Bank as acquirer of H&CB’s total assets of (Won)67,742,958 million and liabilities of (Won)64,381,185 million.

The Bank’s registration statement with the Securities and Exchange Commission of the United States of America was declared effective on September 10, 2001, and the new shares of the Bank are listed on the New York Stock Exchange as ADSs since November 1, 2001.

33. Merger with Kookmin Credit Card Co., Ltd.

The Bank obtained approval from its Board of Directors on May 30, 2003 to merge with Kookmin Credit Card Co., Ltd., (the “Subsidiary”) of which the Bank previously owned 74.27%, and merged with the Subsidiary on September 30, 2003.

The merger was effected through the issuance of 8,120,431 common shares by the Bank to the shareholders of the Subsidiary as of July 24, 2003, at a ratio of 0.442983 share of the Bank’s common stock for each share of the Subsidiary. The newly issued common shares due to this transaction constituted 2.4% of total outstanding shares of the Bank as of September 30, 2003.

34. Statement of Cash Flows

Cash and cash equivalents as of March 31, 2004 as presented in the statements of cash flows are as follows:

(in millions of Won)	Amount
Cash on hand	(Won)	2,565,004
Cash in foreign currencies		225,578
Due from banks in Won		1,444,467
Due from banks in foreign currencies		688,697

		4,923,746
Restricted deposits		(1,466,083)

	(Won)	3,457,663

Major transactions that do not involve cash inflows and cash outflows for the year ended March 31, 2004 are presented as follows:

(in millions of Won)	Amount
Unrealized gains on investment securities	(Won)	168,827
Application of equity method for investment in funds		1,024,569
Write-off of loans		1,024,574
Increase in loan loss provision due to sales and repurchase of non-performing loans		5,682
Conversion of loans into equity securities		1,751

See Report of Independent Accountants

Kookmin Bank

Notes to Non-Consolidated Financial Statements

March 31, 2004 and 2003, and December 31, 2003 and

Three-month periods ended March 31, 2004 and 2003

(Unaudited)

35. Business Segments

The following table shows the distribution of the Bank’s operations by business segment as of and for the three-month period ended March 31, 2004:

(in millions of Won)
	Retail Banking		Corporate Banking		Capital Markets Activities		Credit Card Operations		Others		Total
Account
Loans	(Won)	81,799,513	(Won)	46,363,303	(Won)	1,894,069	(Won)	7,934,188	(Won)	1,568,353	(Won)	139,559,426
Securities		—		1,314,528		24,542,646		—		963,432		26,820,606
Fixed assets		1,665,051		383,242		87,030		353,400		459,857		2,948,580
Other assets		603,073		218,885		10,818,516		137,630		3,239,762		15,017,866

Total assets	(Won)	84,067,637	(Won)	48,279,958	(Won)	37,342,261	(Won)	8,425,218	(Won)	6,231,404	(Won)	184,346,478

Operating revenue	(Won)	1,495,308	(Won)	996,106	(Won)	1,390,433	(Won)	587,682	(Won)	513,270	(Won)	4,982,799

The following table shows the distribution of the Bank’s operations by geographical market as of and for the three-month period ended March 31, 2004:

(in millions of Won)	Domestic		Overseas		Total
Loans	(Won)	139,032,988	(Won)	526,438	(Won)	139,559,426
Securities		26,817,937		2,669		26,820,606
Fixed assets		2,945,436		3,144		2,948,580
Other assets		14,456,012		561,854		15,017,866

Total assets	(Won)	183,252,373	(Won)	1,094,105	(Won)	184,346,478

Operating revenue	(Won)	4,920,000	(Won)	62,799	(Won)	4,982,799

See Report of Independent Accountants